Filed Pursuant to Rule 424(b)(3)

Registration No. 333-208315

REDWOOD MORTGAGE INVESTORS IX, LLC

 SUPPLEMENT NO. 4

TO THE PROSPECTUS DATED MAY 1, 2018

This Supplement No. 4 supplements the prospectus dated May 1, 2018, as supplemented by Cumulative Supplement No. 3 dated July 24, 2018 (the “May 2018 Prospectus”) and together with the May 2018 Prospectus forms a part of the registration statement on Form S-11 (Registration No. 333-208315) of Redwood Mortgage Investors IX, LLC relating to our offering of up to 120,000,000 units of limited liability company interests.

The purpose of this Supplement No. 4 is to update and supplement the May 2018 Prospectus with the information contained in our Quarterly Report on Form 10-Q, which we filed with the SEC on August 14, 2018 and is attached as Appendix A.

This Supplement No. 4 should be read in conjunction with the May 2018 Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the May 2018 Prospectus, including any amendments or supplements to it.

The date of this Supplement No. 4 is August 20, 2018.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-Q

(Mark one)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2018

☐	TRANSITION REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number: 000-55601

REDWOOD MORTGAGE INVESTORS IX, LLC

(Exact name of registrant as specified in its charter)

Delaware	26-3541068
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

177 Bovet Road, Suite 520, San Mateo, CA	94402
(Address of principal executive offices)	(Zip Code)

(650) 365-5341

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  YES    ☐  NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  YES    ☐  NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  YES    ☒  NO

Part I – FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS

REDWOOD MORTGAGE INVESTORS IX, LLC

Balance Sheets

June 30, 2018 (unaudited) and December 31, 2017 (audited)

	June 30, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	$16,814,623	$8,509,852
Loans
Principal	53,538,730	54,768,689
Advances	16,072	13,989
Accrued interest	438,923	409,867
Loan balances secured by deeds of trust	53,993,725	55,192,545
Loan administrative fees, net	2,624	9,008
Receivable from affiliate	135	—
Total assets	$70,811,107	$63,711,405

LIABILITIES, INVESTORS IN APPLICANT STATUS, AND MEMBERS’ CAPITAL

Liabilities - Accounts payable and accrued liabilities	$2,075	$180

Investors in applicant status	1,300,160	3,270,312

Members’ capital, net	73,853,088	64,218,001
Receivable from manager (formation loan)	(4,344,216)	(3,777,088)
Members’ capital, net, less formation loan	69,508,872	60,440,913
Total liabilities, investors in applicant status and members’ capital	$70,811,107	$63,711,405

The accompanying notes are an integral part of these financial statements.

REDWOOD MORTGAGE INVESTORS IX, LLC

Statements of Income

For the Three and Six Months Ended June 30, 2018 and 2017 (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Revenues, net
Interest income	$1,315,915	$940,264	2,493,647	$1,776,244
Late fees	5,531	1,638	10,242	7,827
Gain on sale, loans	14,246	—	14,246	—
Total revenues	1,335,692	941,902	2,518,135	1,784,071

Provision for loan losses	—	—	—	—

Operations expense
Mortgage servicing fees	38,694	26,858	73,878	51,168
Asset management fees, net (Note 3)	—	—	—	—
Costs from Redwood Mortgage Corp., net (Note 3)	—	—	—	—
Professional services, net (Note 3)	84,213	2,364	88,898	2,364
Other	8,412	3,086	8,497	4,125
Total operations expense	131,319	32,308	171,273	57,657
Net income	$1,204,373	$909,594	$2,346,862	$1,726,414
Members (99%)	1,192,329	900,498	2,323,393	1,709,150
Managers (1%)	12,044	9,096	23,469	17,264
	$1,204,373	$909,594	$2,346,862	$1,726,414

The accompanying notes are an integral part of these financial statements.

REDWOOD MORTGAGE INVESTORS IX, LLC

Statement of Changes in Members’ Capital

For the Three Months Ended June 30, 2018 (unaudited)

		Members' Capital, net
	Investors In Applicant Status	Members’ Capital	Manager’s Capital	Unallocated Organization and Offering Expenses	Members’ Capital, net
Balance at March 31, 2018	$4,415,358	$69,816,123	$117,527	$(2,395,922)	$67,537,728
Contributions on application	3,094,160	—	—	—	—
Contributions admitted to members' capital	(6,177,788)	6,177,788	6,210	—	6,183,998
Premiums paid on application by RMC	1,120	—	—	—	—
Premiums admitted to members' capital	(32,690)	32,690	—	—	32,690
Net income	—	1,192,329	12,044	—	1,204,373
Earnings distributed to members	—	(1,088,573)	(38,690)	—	(1,127,263)
Earnings distributed used in DRIP	—	589,482	—	—	589,482
Members’ redemptions	—	(299,240)	—	—	(299,240)
Organization and offering expenses	—	—	—	(278,696)	(278,696)
Organization and offering expenses allocated	—	(74,480)	—	74,480	—
Manager reimbursement	—	—	—	9,137	9,137
Early withdrawal penalties	—	—	—	879	879
Balance at June 30, 2018	$1,300,160	$76,346,119	$97,091	$(2,590,122)	$73,853,088

Statement of Changes in Members’ Capital

For the Six Months Ended June 30, 2018 (unaudited)

		Members' Capital, net
	Investors In Applicant Status	Members’ Capital	Manager’s Capital	Unallocated Organization and Offering Expenses	Members’ Capital, net
Balance at December 31, 2017	$3,270,312	$66,450,424	$102,902	$(2,335,325)	$64,218,001
Contributions on application	7,407,598	—	—	—	—
Contributions admitted to members' capital	(9,370,995)	9,370,995	9,410	—	9,380,405
Premiums paid on application by RMC	33,040	—	—	—	—
Premiums admitted to members' capital	(39,795)	39,795	—	—	39,795
Net income	—	2,323,393	23,469	—	2,346,862
Earnings distributed to members	—	(2,178,920)	(38,690)	—	(2,217,610)
Earnings distributed used in DRIP	—	1,187,760	—	—	1,187,760
Members’ redemptions	—	(702,640)	—	—	(702,640)
Organization and offering expenses	—	—	—	(422,390)	(422,390)
Organization and offering expenses allocated	—	(144,688)	—	144,688	—
Manager reimbursement	—	—	—	21,330	21,330
Early withdrawal penalties	—	—	—	1,575	1,575
Balance at June 30, 2018	$1,300,160	$76,346,119	$97,091	$(2,590,122)	$73,853,088

The accompanying notes are an integral part of these financial statements.

REDWOOD MORTGAGE INVESTORS IX, LLC

Statements of Cash Flows

For the Three and Six Months Ended June 30, 2018 and 2017 (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Operations
Interest received	$1,224,758	$880,164	$2,385,819	$1,717,482
Other loan income	4,483	1,688	9,344	7,877
Loan administrative fee reimbursed (paid)	—	3,997	3,130	13,461
Operations expense	(163,236)	(27,638)	(165,839)	(52,114)
Total cash provided by (used in) operations	1,066,005	858,211	2,232,454	1,686,706
Investing – loan principal/advances
Principal collected on loans	6,855,023	6,882,268	19,594,640	12,118,788
Loans originated	(16,594,000)	(10,878,400)	(26,540,500)	(19,486,133)
Loans sold to non-affiliate, net	14,163,158	—	14,163,158	—
Loans sold to affiliates	—	999,995	—	999,995
Loans acquired from affiliates	—	—	(5,889,819)	—
Advances (made) received on loans	565	185	(2,083)	(8,956)
Total cash provided by (used in) investing	4,424,746	(2,995,952)	1,325,396	(6,376,306)
Financing – members’ capital
Contributions by members, net
Contributions by members	3,101,230	5,666,527	7,449,992	10,209,440
Organization and offering expenses paid, net	(269,560)	(201,094)	(401,060)	(367,850)
Formation loan funding	(211,727)	(404,368)	(569,521)	(720,319)
Total cash provided by members, net	2,619,943	5,061,065	6,479,411	9,121,271
Distributions to members
Earnings distributed	(537,781)	(375,711)	(1,029,850)	(710,351)
Redemptions	(299,240)	(53,152)	(702,640)	(453,462)
Cash distributions to members	(837,021)	(428,863)	(1,732,490)	(1,163,813)
Total cash provided by (used in) financing	1,782,922	4,632,202	4,746,921	7,957,458
Net increase (decrease) in cash	7,273,673	2,494,461	8,304,771	3,267,858
Cash, beginning of period	9,540,950	2,968,251	8,509,852	2,194,854
Cash, end of period	$16,814,623	$5,462,712	$16,814,623	$5,462,712

Reconciliation of net income to Total cash provided by (used in) operations

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Net income	$1,204,373	$909,594	$2,346,862	$1,726,414
Adjustments to reconcile net income to net cash provided by (used in) operating activities
(Gain) on sale, loans	(14,246)	—	(14,246)	—
Amortization of loan administrative fees	3,254	—	3,254	—
Change in operating assets and liabilities
Accrued interest	(94,411)	(60,101)	(111,083)	(58,763)
Receivable from affiliate	(135)	—	(135)	—
Loan administrative fees reimbursed (paid)	—	3,997	3,130	13,461
Accounts payable	(33,803)	3,774	1,951	3,774
Other	973	947	2,721	1,820
Total adjustments	(138,368)	(51,383)	(114,408)	(39,708)
Total cash provided by (used in) operations	$1,066,005	$858,211	$2,232,454	$1,686,706

The accompanying notes are an integral part of these financial statements.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

NOTE 1 – ORGANIZATION AND GENERAL

In the opinion of the Redwood Mortgage Corp. (RMC or the manager), the accompanying unaudited financial statements contain all adjustments, consisting of normal, recurring adjustments, necessary to present fairly the financial information included therein. These financial statements should be read in conjunction with the audited financial statements included in the company’s Form 10-K for the fiscal year December 31, 2017 filed with the U.S. Securities and Exchange Commission (SEC). The results of operations for the three and six month periods ended June 30, 2018 are not necessarily indicative of the operations results to be expected for the full year.

Redwood Mortgage Investors IX, LLC (RMI IX or the company) is a Delaware limited liability company formed in October 2008 to engage in business as a mortgage lender and investor by making and holding-for-investment mortgage loans secured by California real estate, primarily through first and second deeds of trust.

The company’s primary investment objectives are to:

•	yield a favorable rate of return from the company’s business of making and/or investing in loans;
•

preserve and protect the company’s capital by making and/or investing in loans secured by California real estate, preferably income-producing properties geographically situated in the San Francisco Bay Area and the coastal metropolitan regions of Southern California; and,

•	generate and distribute cash flow from these mortgage lending and investing activities.

The ongoing sources of funds for loans are the proceeds from:

•	sale of members’ units, net of reimbursement to RMC of organization and offering expenses (“O&O expenses”), including units sold by reinvestment of distributions;
•	loan payoffs;
•	borrowers’ monthly principal and interest payments;
•	loan sales; and
•	a line of credit, if obtained.

Profits and losses are allocated among the members according to their respective capital accounts monthly after one percent (1%) of the profits and losses are allocated to the manager. The monthly results are subject to subsequent adjustment as a result of quarterly and year-end accounting and reporting. Investors should not expect the company to provide tax benefits of the type commonly associated with limited liability company tax shelter investments. Federal and state income taxes are the obligation of the members, if and when taxes apply, other than the annual California franchise tax and any California LLC cash receipts taxes paid by the company.

The company is externally managed by RMC. The manager is solely responsible for managing the business and affairs of the company, subject to the voting rights of the members on specified matters. The manager acting alone has the power and authority to act for and bind the company. RMC provides the personnel and services necessary for the conduct of the business as RMI IX has no employees. The mortgage loans the company funds and/or invests in are arranged and generally are serviced by RMC. The manager is required to contribute to capital one tenth of one percent (0.1%) of the aggregate capital accounts of the members.

The rights, duties and powers of the members and manager of the company are governed by the Ninth Amended and Restated Limited Liability Company Operating Agreement of RMI IX (the “Operating Agreement”), the Delaware Limited Liability Company Act and the California Revised Uniform Limited Liability Company Act. Members should refer to the company’s Operating Agreement for complete disclosure of its provisions. Members representing a majority of the outstanding units may, without the concurrence of the managers, vote to: (i) dissolve the company, (ii) amend the Operating Agreement, subject to certain limitations, (iii) approve or disapprove the sale of all or substantially all of the assets of the company or (iv) remove or replace one or all of the managers. Where there is only one manager, a majority in interest of the members is required to elect a new manager to continue the company business after a manager ceases to be a manager due to its withdrawal.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Distribution policy

Cash available for distribution at the end of each calendar month is allocated ninety-nine percent (99%) to the members and one percent (1%) to the manager. Cash available for distribution means cash flow from operations (excluding repayments for loan principal and other capital transaction proceeds) less amounts set aside for creation or restoration of reserves. The manager may withhold from cash available for distribution otherwise distributable to the members with respect to any period the respective amounts of O&O expenses allocated to the members for the applicable period pursuant to the company’s reimbursement and allocation of organization and offering expenses policy. The amount otherwise distributable, less the respective amounts of organization and offering expenses allocated to members, is the net distribution. Per the terms of the company’s Operating Agreement, cash available for distribution allocated to the members is allocated among the members in proportion to their percentage interests (except with respect to differences in the amounts of organization and offering expenses allocated to the respective members during the applicable period) and in proportion to the number of days during the applicable month that they owned such percentage interests.

Cash available for distributions allocable to members, other than those participating in the distribution reinvestment plan (DRIP) and the manager, is distributed at the end of each calendar month. Cash available for distribution allocable to members who participate in the DRIP is used to purchase additional units at the end of each calendar month. The manager’s allocable share of cash available for distribution is also distributed not more frequently than with cash distributions to members.

The company’s net income, cash available for distribution, and net-distribution rate fluctuates depending on:

•	loan origination volume and the balance of capital available to lend;
•	the current and future interest rates negotiated with borrowers;
•	the timing and amount of gains received from loan sales, if any;
•	payment of fees and cost reimbursements to RMC; and,
•	the amount and timing of other operating expenses, including expenses for professional services.

To determine the amount of cash to be distributed in any specific month, the company relies in part on its annual forecast of profits, which takes into account the difference between the forecasted and actual results in the year and the requirement to maintain a cash reserve. At June 30, 2018 cumulative earnings (estimated) allocated to member accounts prior to month-end and net income available to members (actual) after month-end accounting adjustments and per the financial statements were approximately equal.

Since commencement of operations in 2009, the manager, at its sole discretion, provided significant financial support to the company which affected the net income, cash available for distribution, and the net-distribution rate, including:

•	charging less than the maximum allowable fees;
•	not requesting reimbursement of qualifying costs attributable to the company (“Costs from RMC”) on the Statements of Income); and/or,
•	absorbing some/all of the company’s direct expenses, such as professional fees.

Such fee and cost-reimbursement waivers and the absorbing of the company’s expenses by RMC were not made for the purpose of providing the company with sufficient funds to satisfy any required level of distributions, as the company has no such required level of distributions, nor to meet withdrawal requests. Any decision to waive fees or cost-reimbursements and/or to absorb direct expenses, and the amount (if any) to be waived or absorbed, is made by RMC in its sole discretion. This assistance has increased the company’s financial performance and resulted in an annual 6.5% net distribution rate since inception (6.95% before O&O expense allocation of 0.45%, annually when applicable).

In March 2018, the manager communicated to the members a reduction of the net distribution rate as an annualized percentage of members’ capital from 6.5% to 6.0% for March 2018 and that effective April 1, 2018, RMC would cease absorbing any of the company’s direct expenses. Further, by the fourth quarter of 2018, RMC will have begun reducing fee waivers and/or commenced requesting reimbursement of qualifying costs attributable to the company (i.e. Costs from RMC). By July 2019, the company will be paying RMC the fees entitled to the manager under the Operating Agreement and will be reimbursing RMC for the qualifying costs attributable to the company. As financial support from the manager decreases and eventually ceases, net distribution rates will decrease correspondingly. However, there is a possibility this could be partially offset by higher interest rates on loans and/or other potential sources of revenue, such as gains, net of expenses, on loan sales to unaffiliated third parties.

For the three months ended June 30, 2018, the company paid its direct expenses for professional-service fees (legal and audit/tax compliance) and other operating expenses (postage, printing etc.) resulting in an annualized net distribution rate for the three months ended June 30, 2018 of 5.935%.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Distribution reinvestment plan

The DRIP provision of the Operating Agreement permits members to elect to have all or a portion of their monthly distributions reinvested in additional units. Members may withdraw from the DRIP with written notice.

Liquidity and unit redemption program

Because there are substantial restrictions on transferability of units, there is no established public trading and/or secondary market for the units and none is expected to develop. In order to provide liquidity to members, the company’s Operating Agreement includes a unit redemption program, whereby beginning one year from the date of purchase of the units, a member may redeem all or part of their units, subject to certain limitations.

The price paid for redeemed units is based on the lesser of the purchase price paid by the redeeming member or the member’s capital account balance as of the date of each redemption payment. Redemption value is calculated based on the period from date of purchase as follows:

•	after one year, 92% of the purchase price or of the capital account balance, whichever is less;
•	after two years, 94% of the purchase price or of the capital account balance, whichever is less;
•	after three years, 96% of the purchase price or of the capital account balance, whichever is less;
•	after four years, 98% of the purchase price or of the capital account balance, whichever is less;
•	after five years, 100% of the purchase price or of the capital account balance, whichever is less.

The company redeems units quarterly, subject to certain limitations as provided for in the Operating Agreement. The number of units that may be redeemed per quarter per individual member is subject to a maximum of the greater of 100,000 units or 25% of the member’s units outstanding. For redemption requests requiring more than one quarter to fully redeem, the percentage discount amount that, if any, applies when the redemption payments begin continues to apply throughout the redemption period and applies to all units covered by such redemption request regardless of when the final redemption payment is made.

The company has not established a cash reserve from which to fund redemptions. The company’s capacity to redeem units upon request is limited by the availability of cash and the company’s cash flow. The company will not, in any calendar year, redeem more than five percent (5%) of the weighted average number of units outstanding during the twelve-month period immediately prior to the date of the redemption.

Contributed capital

The manager is required to contribute to capital one tenth of one percent (0.1%) of the aggregate capital accounts of the members.

Manager’s interest

If a manager is removed, withdrawn or terminated, the company will pay to the manager all amounts then accrued and owing to the manager. Additionally, the company will terminate the manager’s interest in the company’s profits, losses, distributions and capital by payment of an amount in cash equal to the then-present fair value of such interest. The formation loan is forgiven if the manager is removed and RMC is no longer receiving payments for services rendered.

Unit sales commissions paid to broker-dealers/formation loan

Commissions for unit sales to be paid to broker-dealers (B/D sales commissions) are paid by RMC and are not paid directly by the company out of offering proceeds. Instead, the company advances to RMC, from offering proceeds, amounts sufficient to pay the B/D sales commissions and premiums to be paid to investors. Such advances in total may not exceed seven percent (7%) of offering proceeds. The receivable arising from the advances is unsecured, and non-interest bearing and is referred to as the “formation loan.” As of June 30, 2018 the company had made such advances of $5,229,467, of which $4,344,216 remains outstanding on the formation loan.

RMC is required to make annual payments on the formation loan in the amount of one tenth of the principal balance outstanding at December 31 of the prior year.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Term of the company

The term of the company will continue until 2028, unless sooner terminated as provided in the Operating Agreement.

Ongoing public offering of units/ SEC Registrations

Gross proceeds from sales of units from inception (October, 2009) through June 30, 2018 are summarized below.

Proceeds
From investors - admitted	$73,284,352
From members under our DRIP	7,420,354
From premiums paid by RMC(1)	328,899
Total proceeds from unit sales	$81,033,605

(1)

If a member acquired units through an unsolicited sale (i.e. without broker/dealer) the member’s capital account is credited with their capital contribution plus a premium paid by RMC equal to the amount of the sales commissions that otherwise would have been paid to a broker-dealer by RMC. This premium is reported in the year paid as taxable income to the member.

In June, 2016, the company’s Registration Statement on Form S-11 filed with the SEC (SEC File No. 333-208315) to offer up to 120,000,000 units ($120,000,000) to the public and 20,000,000 units ($20,000,000) to its members pursuant to the DRIP became effective and continues in effect for up to three (3) years thereafter. As of June 30, 2018, the company had sold approximately 81,034,000 units– 39,407,000 units under previous registration statements and approximately 41,627,000 units under the June 2016 registration statement. Correspondingly, gross proceeds from unit sales at $1 per unit (including units issued under the distribution reinvestment plan) were approximately $39,407,000 and $41,627,000, respectively.

The June 2016 registration statement expires June 6, 2019, and unit sales will cease, unless extended by the filing of another follow-on registration statement prior to June 3, 2019.

Use of Proceeds from sale of units

We will use the proceeds from the sale of the units to:

•	make additional loans;
•	fund working capital reserves;
•	pay RMC up to 4.5% of proceeds from sale of units for organization and offering expenses; and,
•	fund a formation loan to RMC at up to 7% of proceeds from sale of units.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Management estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Such estimates relate principally to the determination of the allowance for loan losses, including, when applicable, the valuation of impaired loans (which itself requires determining the fair value of the collateral), and the valuation of real estate held for sale and held as investment, at acquisition and subsequently. Actual results could differ significantly from these estimates.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Fair value estimates

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Fair values of assets and liabilities are determined based on the fair-value hierarchy established in GAAP. The hierarchy is comprised of three levels of inputs to be used:

•

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly in active markets and quoted prices for identical assets or liabilities that are not active, and inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

•

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the company’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the company’s own data.

The fair value of the collateral is determined by exercise of judgment based on management’s experience informed by appraisals (by licensed appraisers), brokers’ opinion of values and publicly available information on in-market transactions. Appraisals of commercial real property generally present three approaches to estimating value: 1) market comparables or sales approach; 2) cost to replace and 3) capitalized cash flows or investment approach. These approaches may or may not result in a common, single value. The market-comparables approach may yield several different values depending on certain basic assumptions, such as, determining highest and best use (which may or may not be the current use); determining the condition (e.g. as-is, when-completed or for land when-entitled); and determining the unit of value (e.g. as a series of individual unit sales or as a bulk disposition).

Management has the requisite familiarity with the real estate markets it lends in generally and of the properties lent on specifically to analyze sales-comparables and assess their suitability/applicability. Management is acquainted with market participants – investors, developers, brokers, lenders – that are useful, relevant secondary sources of data and information regarding valuation and valuation variability. These secondary sources may have familiarity with and perspectives on pending transactions, successful strategies to optimize value and the history and details of specific properties – on and off the market – that enhance the process and analysis that is particularly and principally germane to establishing value in distressed markets and/or property types.

Cash and cash equivalents

The company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. At June 30, 2018, substantially all of the company’s cash balances in banks exceed the federal depository insurance limit of $250,000.

Loans and interest income

Loans generally are stated at the unpaid principal balance (principal). Management has discretion to pay amounts (advances) to third parties on behalf of borrowers to protect the company’s interest in the loan. Advances include, but are not limited to, the payment of interest and principal on a senior lien to prevent foreclosure by the senior lien holder, property taxes, insurance premiums and attorney fees. Advances generally are stated at the amounts paid out on the borrower’s behalf and any accrued interest on amounts paid out, until repaid by the borrower.

The company may fund a specific loan origination net of an interest reserve (one to two years) to insure timely interest payments at the inception of the loan. As monthly interest payments become due, the company funds the payments into the affiliated trust account.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

In the event of an early loan payoff, any unapplied interest reserves would be first applied to any accrued but unpaid interest and then as a reduction to the principal.

If events and or changes in circumstances cause management to have serious doubts about the collectability of the payments of interest and principal in accordance with the loan agreement, a loan may be designated as impaired. Impaired loans are included in management’s periodic analysis of recoverability. Any subsequent payments on impaired loans are applied to late fees, then to the accrued interest, then to advances, and lastly to principal.

From time to time, the company negotiates and enters into loan modifications with borrowers whose loans are delinquent. If the loan modification results in a significant reduction in the cash flow compared to the original note, the modification is deemed a troubled debt restructuring and a loss is recognized. In the normal course of the company’s operations, loans that mature may be renewed at then current market rates and terms for new loans. Such renewals are not designated as impaired, unless the renewed loan was previously designated as impaired.

Interest is accrued daily based on the principal of the loans. Impaired loans continue to recognize interest income as long as the loan is in the process of collection and is considered to be well-secured. Impaired loans are placed on non-accrual status if 180 days delinquent or at the earlier of management’s determination that the primary source of repayment will come from the foreclosure and subsequent sale of the collateral securing the loan (which usually occurs when a notice of sale is filed) or when the loan is no longer considered well-secured. When a loan is placed on non-accrual status, the accrual of interest is discontinued; however, previously recorded interest is not reversed. A loan may return to accrual status when all delinquent interest and principal payments become current in accordance with the terms of the loan agreement.

Loan administrative fees paid to RMC for loans funded or invested in by the company are capitalized and amortized over the life of the loan on a straight-line method which approximates the effective interest method.

Allowance for loan losses

Loans and the related accrued interest and advances (i.e. the loan balance) are analyzed on a periodic basis for ultimate recoverability. Delinquencies are identified and followed as part of the loan system of record. Collateral fair values are reviewed quarterly and the protective equity for each loan is computed. As used herein, “protective equity” is the arithmetic difference between the fair value of the collateral, net of any senior liens, and the loan balance, where “loan balance” is the sum of the unpaid principal, advances and the recorded interest thereon. This computation is done for each loan (whether impaired or performing), and while loans secured by collateral of similar property type are grouped, there is enough distinction and variation in the collateral that a loan-by-loan, collateral-by-collateral analysis is appropriate.

For loans designated impaired, a provision is made for loan losses to adjust the allowance for loan losses to an amount such that the net carrying amount (unpaid principal less the specific allowance) is reduced to the lower of the loan balance or the estimated fair value of the related collateral, net of any senior loans and net of any costs to sell in arriving at net realizable value.

Loans determined not to be individually impaired are grouped by the property type of the underlying collateral, and for each loan and for the total by property type, the amount of protective equity or amount of exposure to loss ( i.e., the dollar amount of the deficiency of the fair value of the underlying collateral to the loan balance) is computed.

The company charges off uncollectible loans and related receivables directly to the allowance account once it is determined the full amount is not collectible.

At foreclosure any excess of the recorded investment in the loan (accounting basis) over the net realizable value is charged against the allowance for loan losses.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Real estate owned (REO)

Real estate owned, or REO, is property acquired in full or partial settlement of loan obligations generally through foreclosure, and is recorded at acquisition at the lower of the amount owed on the loan (legal basis), plus any senior indebtedness, or at the property’s net realizable value, which is the fair value less estimated costs to sell, as applicable. The fair value estimates are derived from information available in the real estate markets including similar property, and often require the experience and judgment of third parties such as commercial real estate appraisers and brokers. The estimates figure materially in calculating the value of the property at acquisition, the level of charge to the allowance for loan losses and any subsequent valuation reserves. After acquisition, costs incurred relating to the development and improvement of property are capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred.  After acquisition, REO is analyzed periodically for changes in fair values and any subsequent write down is charged to operations expenses. Any recovery in the fair value subsequent to such a write down is recorded and is not to exceed the value recorded at acquisition. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property and the terms of the sale including potential seller financing.

Recently issued accounting pronouncements

-Accounting and Financial reporting for Expected Credit Losses

The Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) that significantly changes how entities will account for credit losses for most financial assets that are not measured at fair value through net income. The new standard will supersede currently in effect guidance and applies to all entities. Entities will be required to use a current expected credit loss (CECL) model to estimate credit impairment. This estimate will be forward-looking, meaning management will be required to use forecasts about future economic conditions to determine the expected credit loss over the remaining life of an instrument. This will be a significant change from the current incurred credit loss model, and generally may result in allowances being recognized in earlier periods than under the current credit loss model.

RMI IX invests in real estate secured loans made with the expectation of zero credit losses as a result of substantial protective equity provided by the underlying collateral. For a loss to be recognized under the CECL or incurred loss model, if the lending/loan-to-value guidelines are followed effectively, an intervening, subsequent-to-loan-funding, event must negatively impact the value of the underlying collateral of the loan in an amount greater than the amount of protective equity provided by the collateral. Such an event would be either (or both) of:

•	an uninsured event(s) specifically impacting the collateral or
•	a non-temporary decline in values in the applicable real estate market.

In both of these instances the treatment would be the same in the incurred loss and CECL models of approximately the same amount.  Other than in these events, the probable of occurrence criteria of the incurred loss model is not triggered and a loss is not recognized. Further, if the zero-expected-loss lending guideline is preserved and the protective equity provided by the collateral is not expected to be impaired over the life of the loans, then a loss is not required to be recognized under the CECL model.

This convergence between the CECL and incurred loss models as to loss recognition – as an event driven occurrence – in low LTV, real estate secured programs caused RMC to conclude that the CECL model will not materially impact the reported results of operations or financial position as compared to that which would be reported in the incurred loss model.  The manager expects to adopt the ASU for interim and annual reporting in 2020.

-Accounting and Financial Reporting for Revenue Recognition

On May 28, 2014, FASB issued a final standard on revenue from contracts with customers. The standard issued as ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The standard is effective January 1, 2018, and has been adopted using the modified retrospective approach.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

The goals of the revenue recognition project are to clarify and converge the revenue recognition principles under U.S. GAAP and to develop guidance that would streamline and enhance revenue recognition requirements.  A core principle of the standard is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services.  Revenue is recognized when a performance obligation is satisfied by transferring goods or services to a customer. The FASB intentionally used the wording “be entitled” rather than “receive” or “collect” to distinguish collectability risk from other uncertainties that may exist under a contract.

Adoption of the revenue standard did not have an impact on the company’s current revenue recognition policies since the scope of guidance is not applicable to financial instruments including loans and therefore did not have an impact on the recognition of interest income or late fees.

NOTE 3 – MANAGER AND OTHER RELATED PARTIES

RMC’s allocated one percent (1%) of the profits and losses was $12,044 and $9,096 for the three months ended and $23,469 and $17,264 for the six months ended June 30, 2018 and 2017, respectively.

Manager financial support (RMC support)

RMC support provided, as detailed below, totaled approximately $426,000 and $426,000 for the three months ended and $1,054,000 and $807,000, for the six months ended June 30, 2018 and 2017, respectively.

Loan administrative fees and operating expenses, including amounts for fees and cost reimbursements waived and/or expenses absorbed by RMC, for the three and six months ended June 30, 2018 are presented in the following table.

		Operating Expenses
	Loan Admin Fees	Mortgage Servicing Fees	Asset Management Fee	Costs from RMC	Professional Services	Other	Total
For the three months ended
Chargeable/reimbursable	$165,940	$38,694	$82,066	$177,858	$84,213	$8,412	$557,183
RMC support
Waived	(165,940)	—	(82,066)	(177,858)	—	—	(425,864)
Expenses absorbed by RMC	—	—	—	—	—	—	—
Total RMC support	(165,940)	—	(82,066)	(177,858)	—	—	(425,864)

Net charged	$—	$38,694	$—	$—	$84,213	$8,412	$131,319

		Operating Expenses
	Loan Admin Fees	Mortgage Servicing Fees	Asset Management Fee	Costs from RMC	Professional Services	Other	Total
For the six months ended
Chargeable/reimbursable	$324,303	$73,878	$209,910	$362,007	$232,050	$22,743	$1,224,891
RMC support
Waived	(324,303)	—	(209,910)	(362,007)	—	—	(896,220)
Expenses absorbed by RMC	—	—	—	—	(143,152)	(14,246)	(157,398)
Total RMC support	(324,303)	—	(209,910)	(362,007)	(143,152)	(14,246)	(1,053,618)

Net charged	$—	$73,878	$—	$—	$88,898	$8,497	$171,273

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Loan administrative fees and operating expenses, including amounts for fees and cost reimbursements waived and/or expenses absorbed by RMC, for the three and six months ended June 30, 2017 are presented in the following table.

		Operating Expenses
	Loan Admin Fees	Mortgage Servicing Fees	Asset Management Fee	Costs from RMC	Professional Services	Other	Total
For the three months ended
Chargeable/reimbursable	$108,784	$26,858	$76,776	$120,741	$113,352	$11,731	$458,242
RMC support
Waived	(108,784)	—	(76,776)	(120,741)	—	—	(306,301)
Expenses absorbed by RMC	—	—	—	—	(110,988)	(8,645)	(119,633)
Total RMC support	(108,784)	—	(76,776)	(120,741)	(110,988)	(8,645)	(425,934)

Net charged	$—	$26,858	$—	$—	$2,364	$3,086	$32,308

		Operating Expenses
	Loan Admin Fees	Mortgage Servicing Fees	Asset Management Fee	Costs from RMC	Professional Services	Other	Total
For the six months ended
Chargeable/reimbursable	$194,861	$51,168	$153,552	$218,346	$233,091	$14,074	$865,092
RMC support
Waived	(194,861)	—	(153,552)	(218,346)	—	—	(566,759)
Expenses absorbed by RMC	—	—	—	—	(230,727)	(9,949)	(240,676)
Total RMC support	(194,861)	—	(153,552)	(218,346)	(230,727)	(9,949)	(807,435)

Net charged	$—	$51,168	$—	$—	$2,364	$4,125	$57,657

•	Loan administrative fees

RMC is entitled to receive a loan administrative fee in an amount up to one percent (1%) of the principal amount of each new loan originated or acquired on the company’s behalf by RMC for services rendered in connection with the selection and underwriting of potential loans. Such fees are payable by the company upon the closing or acquisition of each loan. Beginning in August 2015, RMC, at its sole discretion, began waiving loan administrative fees.

•	Mortgage servicing fees

RMC earns mortgage servicing fees from the company of up to one-quarter of one percent (0.25%) annually of the unpaid principal balance of the loan portfolio or such lesser amount as is reasonable and customary in the geographic area where the property securing the mortgage is located. RMC is entitled to receive these fees regardless of whether specific mortgage payments are collected. The mortgage servicing fees are accrued monthly on all loans. Remittance to RMC is made monthly unless the loan has been assigned a specific loss reserve, at which point remittance is deferred until the specific loss reserve is no longer required, or the property has been acquired by the company. An increase or decrease in this fee within the limits set by the Operating Agreement directly impacts the yield to the members.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

•	Asset management fees

RMC is entitled to receive a monthly asset management fee for managing the company’s portfolio and operations in an amount up to three-quarters of one percent (0.75%) annually of the portion of the capital originally committed to investment in mortgages, not including leverage, and including up to two percent (2%) of working capital reserves. This amount will be recomputed annually after the second full year of operations by subtracting from the then fair value of the company’s loans plus working capital reserves, an amount equal to the outstanding debt.

RMC, at its sole discretion, may elect to accept less than the maximum amount of the asset management fee. An increase or decrease in this fee within the limits set by the Operating Agreement directly impacts the yield to the members. RMC intends to begin reducing these fee waivers by the fourth quarter of 2018. Beginning in April 2018, the calculation of the asset management fees was adjusted to conform to the specifically applicable provisions of the Operating Agreement, accordingly the 2017 dollar amounts in the table above have been updated. The previously disclosed asset management fees were $94,961 for the three months ended and $181,394 for the six months ended June 30, 2017. This update had no effect on net income or total operating expenses, as all asset management fees were waived in all periods presented.

•	Costs from RMC

RMC, per the Operating Agreement, may request reimbursement by the company for operations expense incurred on behalf of the company, including without limitation, postage and preparation of reports to members and out-of-pocket general and administration expenses. Certain of these qualifying costs (e.g. postage) can be tracked by RMC as specifically attributable to the company. Other costs (e.g. RMC’s accounting and audit fees, legal fees and expenses, qualifying payroll expenses, occupancy, and insurance premium) are allocated on a pro-rata basis (e.g. by the company’s percentage of total capital of all mortgage funds managed by RMC). Payroll and consulting fees are broken out first based on activity, and then allocated to the company on a pro-rata basis based on percentage of capital to the total capital of all mortgage funds.

RMC, at its sole discretion, has elected to request less than the maximum amount of reimbursement for operating expenses.  An increase or decrease in this reimbursement, within the limits set by the Operating Agreement, directly impacts the yield to the members. RMC intends to initiate collecting qualifying expenses by the fourth quarter of 2018.

•	Professional Services

Professional services consist primarily of legal, regulatory (including SEC/FINRA compliance) and audit and tax compliance expenses.

For the three months ended June 30, 2018, RMI IX paid for all professional services directly. Prior to April 2018, RMC, at its sole discretion, had elected to absorb some or all of RMI IX’s expenses for professional services (and other operating expenses directly incurred by the company).

Commissions and fees are paid by the borrowers to RMC.

•	Brokerage commissions, loan originations

For fees in connection with the review, selection, evaluation, negotiation and extension of loans, RMC may collect a loan brokerage commission that is expected to range from approximately 1.5% to 5% of the principal amount of each loan made during the year. Total loan brokerage commissions are limited to an amount not to exceed 4% of the total company assets per year. The loan brokerage commissions are paid by the borrowers, and thus, are not an expense of the company.

•	Other fees

RMC receives fees for processing, notary, document preparation, credit investigation, reconveyance and other mortgage related fees. The amounts received are customary for comparable services in the geographical area where the property securing the loan is located, payable solely by the borrower and not by the company.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

In the ordinary course of business, performing loans may be assigned, in-part or in-full, between the affiliated mortgage funds at par. During the six months ended June 30, 2018, Redwood Mortgage Investors VIII, LP, an affiliated mortgage fund, assigned to the company two performing loans in-full at par value of approximately $5,890,000. The company paid cash for the loans and the affiliated mortgage fund has no continuing obligation or involvement on the loans assigned to the company. During the six months ended June 30, 2017, the company assigned one loan at par value of approximately $999,995 to Redwood Mortgage Investors VIII, LP.

Formation loan

Formation loan transactions are presented in the following table.

	For the six months ended	Since Inception
Balance, beginning of period	$3,777,088	$—
Formation loan advances to RMC	569,521	5,229,467
Payments received from RMC	—	(854,077)
Early withdrawal penalties applied	(2,393)	(31,174)
Balance, June 30, 2018	$4,344,216	$4,344,216
Subscription proceeds since inception		$74,584,162
Formation loan advance rate		7%

The future minimum payments on the formation loan as of June 30, 2018 are presented in the following table.

2018	$377,709
2019	377,709
2020	377,709
2021	377,709
2022	377,709
Thereafter	2,455,671
Total	$4,344,216

RMC is required to make annual payments on the formation loan of one tenth of the principal balance outstanding at December 31 of the prior year. The formation loan is forgiven if the manager is removed and RMC is no longer receiving payments for services rendered.

Reimbursement and allocation of organization and offering expenses

The manager is reimbursed for, or the company may pay directly, organization and offering expenses (or O&O expenses) incurred in connection with the organization of the company or offering of the units including, without limitation, attorneys’ fees, accounting fees, printing costs and other selling expenses (other than sales commissions) in a total amount not exceeding 4.5% of the original purchase price of all units (other than DRIP units) sold in all offerings (hereafter, the “maximum O&O expenses”), and the manager pays any O&O expenses in excess of the maximum O&O expenses. For each calendar quarter or portion thereof after December 31, 2015, that a member holds units (other than DRIP units) and for a maximum of forty (40) such quarters, a portion of the O&O expenses borne by the company is allocated to and debited from that member’s capital account in an annual amount equal to 0.45% of the member’s original purchase price for those units, in equal quarterly installments of 0.1125% each commencing with the later of the first calendar quarter of 2016 or the first full calendar quarter after a member’s purchase of units, and continuing through the quarter in which such units are redeemed. If at any time the aggregate O&O expenses actually paid or reimbursed by the company since inception are less than the maximum O&O expenses, the company shall first reimburse the manager for any O&O expenses previously borne by it so long as it does not result in the company bearing more than the maximum O&O expenses, and any savings thereafter remaining shall be equitably allocated among (and serve to reduce any subsequent such cost allocations to) those members who have not yet received forty (40) quarterly allocations of O&O expenses, as determined in the good faith judgment of the manager. Any O&O expenses with respect to a member’s units that remain unallocated upon redemption of such units shall be reimbursed to the company by the manager.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

O & O expenses are summarized in the following table.

	2018	Since Inception
Balance, January 1	$2,335,325	$—
O&O expenses reimbursed to RMC	422,390	3,317,004
Early withdrawal penalties applied (1)	(1,575)	(20,090)
O&O expenses allocated(2)	(144,688)	(526,845)
O&O expenses reimbursed by RMC (3)	(21,330)	(179,947)
Balance, June 30 (4)	$2,590,122	$2,590,122

(1)

Early withdrawal penalties collected are applied to the next installment of principal due under the formation loan and to reduce the amount owed to RMC for O&O expenses. The amounts credited will be determined by the ratio between the amount of the formation loan and the amount of offering costs incurred by the company.

(2)	Beginning in 2016, O&O expenses reimbursed to RMC by RMI IX are allocated to members’ capital accounts over 40 quarters
(3)	RMC reimburses the company for any yet unallocated O&O expenses on units redeemed prior to the 40 quarters.
(4)

Per the Operating Agreement, RMI IX reimburses RMC for O&O expenses at 4.5% gross proceeds from future unit sales. As of June 30, 2018, RMC had incurred $3,407,471 of cumulative O&O expenses in excess of the 4.5% cap, and which may be reimbursed to RMC from proceeds of future unit sales.

NOTE 4 – LOANS

Loans generally are funded at a fixed interest rate with a loan term of up to five years.  Loans acquired are generally done so within the first six months of origination, and purchased at the current par value, which approximates fair value. As of June 30, 2018, 77 of the company’s 84 loans (representing 97% of the aggregate principal of the company’s loan portfolio) have a loan term of five years or less from loan inception. The remaining loans have terms longer than five years. Substantially all loans are written without a prepayment penalty provision. As of June 30, 2018, 60 loans outstanding (representing 65% of the aggregate principal balance of the company’s loan portfolio) provide for monthly payments of principal and interest, typically calculated on a 30-year amortization, with the remaining principal balance due at maturity. The remaining loans provide for monthly payments of interest only, with the principal balance due at maturity.

Secured loans unpaid principal balance (principal)

Secured loan transactions are summarized in the following table for the three and six months ended June 30, 2018.

	For the three months ended	For the six months ended
Principal, beginning of period	$57,865,391	$54,768,689
Loans originated	16,594,000	26,540,500
Loans acquired from affiliates	—	5,889,819
Loans sold to non-affiliate	(14,065,638)	(14,065,638)
Principal payments received	(6,855,023)	(19,594,640)
Principal, June 30, 2018	$53,538,730	$53,538,730

During the three and six months ended June 30, 2018, the company renewed 2 and 6 loans, at then market terms, with an aggregate principal balance of $1,168,072 and $2,492,545, respectively, which are not included in the activity shown above.

On June 27, 2018 the company closed on the sale of loans comprising approximately 20% of the loan portfolio to an unaffiliated bank (the “Acquiror”) pursuant to an Asset Sale Agreement dated June 27, 2018 (the “Asset Sale Agreement’). The Asset Sale Agreement contains customary representations, warranties, and covenants. The loans sold represented principal of $14,065,638 and interest owing of $82,027. The mortgage servicing rights were released to the Acquiror. The loans sold are secured by property located in the California counties of San Mateo, Sacramento, Contra Costa, San Bernardino, Alameda, Orange, San Francisco, Santa Clara, Sonoma, and San Joaquin. The loan sale transaction was arranged by a third-party, unaffiliated national firm engaged by RMC. Proceeds from the loan sales was $14,163,158, net of transactions costs of $70,148. The transaction generated an immaterial gain (net of expenses).

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

When RMC began negotiating the sale of the loans, pending (and future) loan applications meeting the investment criteria of the company exceeded the capital available to lend at closing. As this transaction occurred at quarter end, the loans to be funded in the place of the loans sold will be funded in the third quarter of 2018 from applications in the loan pipeline.

There are currently no planned future loan sales transactions, although similar transactions may be considered at a later date.

Loan characteristics

Secured loans had the characteristics presented in the following table.

	June 30,	December 31,
	2018	2017
Number of secured loans	84	93
Secured loans – principal	$53,538,730	$54,768,689
Secured loans – lowest interest rate (fixed)	7.0%	6.9%
Secured loans – highest interest rate (fixed)	10.5%	10.5%

Average secured loan – principal	$637,366	$588,911
Average principal as percent of total principal	1.2%	1.1%
Average principal as percent of members’ capital	0.9%	0.9%
Average principal as percent of total assets	0.9%	0.9%

Largest secured loan – principal	$3,497,402	$3,239,124
Largest principal as percent of total principal	6.5%	5.9%
Largest principal as percent of members’ capital	4.7%	5.0%
Largest principal as percent of total assets	4.9%	5.1%

Smallest secured loan – principal	$87,907	$52,562
Smallest principal as percent of total principal	0.2%	0.1%
Smallest principal as percent of members’ capital	0.1%	0.1%
Smallest principal as percent of total assets	0.1%	0.1%

Number of California counties where security is located	14	16
Largest percentage of principal in one California county	23.6%	22.6%

Number of secured loans with filed notice of default	1	1
Secured loans in foreclosure – principal	$138,426	$139,643

Number of secured loans with an interest reserve	—	—
Interest reserves	$—	$—

As of June 30, 2018, the company’s largest loan with principal of $3,497,402 represents 6.5% of outstanding secured loans and 4.9% of company assets. The loan is secured single family residence located in San Mateo County, bears an interest rate of 7.50% and matures on May 1, 2019. As of June 30, 2018, the company had 1 loan with a notice of default filed.

In compliance with California laws and regulations, all borrower receipts are deposited into a bank trust account maintained by RMC and subsequently disbursed to the company after an appropriate holding period. At June 30, 2018, the trust account held a balance relating to the company’s loan portfolio of $77,843, consisting of both interest and principal payments from borrowers, all of which was disbursed by July 18, 2018.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Lien position

Secured loans had the lien positions presented in the following table.

	June 30, 2018			December 31, 2017
	Loans	Principal	Percent	Loans	Principal	Percent
First trust deeds	42	$26,567,704	50%	60	$37,032,195	68%
Second trust deeds	42	26,971,026	50	33	17,736,494	32
Total secured loans	84	53,538,730	100%	93	54,768,689	100%
Liens due other lenders at loan closing		53,660,795			31,545,806
Total debt		$107,199,525			$86,314,495

Appraised property value at loan closing		$216,434,000			$181,018,000

Percent of total debt to appraised values (LTV) at loan closing(1)		52.8%			53.5%

(1)

Based on appraised values and liens due other lenders at loan closing. The weighted-average loan-to-value (LTV) computation above does not take into account subsequent increases or decreases in property values following the loan closing nor does it include decreases or increases of the amount owing on senior liens to other lenders.

Property type

Secured loans summarized by property type are presented in the following table.

	June 30, 2018			December 31, 2017
	Loans	Principal	Percent	Loans	Principal	Percent
Single family(2)	59	$36,378,340	68%	67	$37,615,216	69%
Multi-family	9	6,474,401	12	5	2,164,861	4
Commercial	16	10,685,989	20	21	14,988,612	27
Total secured loan balance	84	$53,538,730	100%	93	54,768,689	100%

(2)

Single family property type as of June 30, 2018 consists of 12 loans with principal of $8,107,237 that are owner occupied and 47 loans with principal of $28,271,103 that are non-owner occupied.  At December 31, 2017, single family property consisted of 10 loans with principal of $6,309,036 that are owner occupied and 57 loans with principal of $31,306,180 that are non-owner occupied.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Distribution of loans within California

The distribution of secured loans by counties is presented in the following table as of June 30, 2018, and December 31, 2017.

	June 30, 2018		December 31, 2017
	Principal	Percent	Principal	Percent
San Francisco Bay Area(3)
San Mateo	$7,628,843	14.3%	$7,800,549	14.2%
San Francisco	7,440,268	13.9	8,338,720	15.1
Alameda	6,011,233	11.2	9,869,036	18.0
Santa Clara	5,842,399	10.9	5,461,084	10.0
Contra Costa	3,127,788	5.8	1,511,195	2.8
Sonoma	300,000	0.6	—	—
Solano	—	—	109,443	0.2
	30,350,531	56.7	33,090,027	60.3

Other Northern California
Placer	640,195	1.2	642,913	1.2
Sacramento	—	—	850,000	1.6
Yolo	—	—	174,758	0.3
San Joaquin	—	—	157,039	0.3
	640,195	1.2	1,824,710	3.4

Northern California Total	30,990,726	57.9	34,914,737	63.7

Los Angeles & Coastal
Los Angeles	12,645,932	23.6	12,357,456	22.6
Orange	4,081,922	7.6	1,487,747	2.7
San Diego	2,921,478	5.5	2,192,746	4.0
Santa Barbara	992,739	1.8	996,768	1.8
Ventura	348,567	0.7	350,000	0.6
	20,990,638	39.2	17,384,717	31.7

Other Southern California
San Bernardino	1,200,000	2.2	2,110,000	3.9
Riverside	357,366	0.7	359,235	0.7
	1,557,366	2.9	2,469,235	4.6

Southern California Total	22,548,004	42.1	19,853,952	36.3
Total Secured Loans	$53,538,730	100.0%	$54,768,689	100.0%

(3)	Includes Silicon Valley

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Scheduled maturities

Secured loans are scheduled to mature as presented in the following table as of June 30, 2018.

	Loans	Principal	Percent
2018(4)	5	$6,998,966	13%
2019	41	28,779,755	53
2020	15	7,295,429	14
2021	12	5,359,857	10
2022	5	1,464,100	3
Thereafter	4	618,289	1
Total future maturities	82	50,516,396	94
Matured as of June 30, 2018	2	3,022,334	6
Total secured loan balance	84	$53,538,730	100%

(4)	Loans maturing in 2018 from July 1 to December 31.

2 loans with an aggregate principal balance of $3,022,334 were past maturity at June 30, 2018. One loan, with a principal balance of $138,426 was 425 days delinquent and designated as impaired and in non-accrual status at June 30, 2018. The other loan with a principal balance of $2,883,908 matured on June 1, 2018 and was not designated as impaired or in non-accrual status at June 30, 2018 and paid off in full in July 2018.

Loans may be repaid or refinanced before, at or after the contractual maturity date.  On matured loans, the company may continue to accept payments while pursuing collection of amounts owed from borrowers.  Therefore, the above tabulation for scheduled maturities is not a forecast of future cash receipts.

Delinquency

Secured loans summarized by payment delinquency are presented in the following table as of June 30, 2018 and December 31, 2017.

	June 30, 2018		December 31, 2017
	Loans	Amount	Loans	Amount
Past Due
30-89 days	—	$—	3	$1,259,100
90-179 days	1	428,784	—	—
180 or more days	1	138,426	1	139,643
Total past due	2	567,210	4	1,398,743
Current	82	52,971,520	89	53,369,946
Total secured loan balance	84	$53,538,730	93	$54,768,689

Loans in non-accrual status

	June 30, 2018	December 31, 2017
Number of loans	$1	$1
Principal investment	138,426	139,643
Advances	4,369	969
Accrued Interest	5,662	11,025
Total recorded investment	$148,457	$151,637
Foregone interest	$10,670	$4,306

At June 30, 2018, one loan with a principal balance of $428,784 was 90 or more days past due as to principal or interest and not in non-accrual status. No loans were 90 or more days past due as to principal or interest and not in non-accrual status at December 31, 2017.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Impaired loans/allowance for loan losses

	June 30, 2018	December 31, 2017
Principal	$567,210	$139,643
Recorded investment(5)	593,766	151,637
Impaired loans without allowance	593,766	151,637
Impaired loans with allowance	—	—
Allowance for loan losses, impaired loans	—	—

Number of loans	2	1

(5)Recorded investment is the sum of the principal, advances, and interest accrued for financial reporting purposes.

Two and one loans were designated as impaired at June 30, 2018 and at December 31, 2017, respectively. No allowance for loan losses has been recorded as all loans were deemed to have protective equity (i.e., low loan-to-value ratio) such that collection is reasonably assured for all amounts owing.

Impaired loans had average balances and interest income recognized and received in cash as presented in the following tables as of and for the six months ended June 30, 2018 and the year ended December 31, 2017.

	June 30, 2018	December 31, 2017
Average recorded investment	$372,702	$536,934
Interest income recognized	—	8,602
Interest income received in cash	5,363	4,342

Modifications and troubled debt restructurings

No loan payment modifications were made during three and six months ended June 30, 2018, and no modifications were in effect at June 30, 2018 and December 31, 2017.

Commitments/loan disbursements/construction and rehabilitation loans

As of June 30, 2018, the company had no construction loans outstanding. The company may make construction loans that are not fully disbursed at loan inception. Construction loans are determined by the manager to be those loans made to borrowers for the construction of entirely new structures or dwellings, whether residential, commercial or multi-family properties. The company will approve and fund the construction loan up to a maximum loan balance. Disbursements will be made periodically as phases of the construction are completed or at such other times as the loan documents may require. Undisbursed construction funds will be held in escrow pending disbursement. Upon project completion, construction loans are reclassified as permanent loans. Funding of construction loans is limited to 10% of the loan portfolio.

At June 30, 2018, the company had no rehabilitation loans outstanding. The company may also make rehabilitation loans. A rehabilitation loan will be approved up to a maximum principal balance and, at loan inception, will be either fully or partially disbursed. If fully disbursed, a rehabilitation escrow account is established and advanced periodically as phases of the rehabilitation are completed or at such other times as the loan documents may require. If not fully disbursed, the rehabilitation loan will be funded from available cash balances and future cash receipts. The company does not maintain a separate cash reserve to fund undisbursed rehabilitation loan obligations. Rehabilitation loan proceeds are generally used to acquire and remodel single family homes for future sale or rental. Upon project completion, rehabilitation loans are reclassified as permanent loans. Funding of rehabilitation loans is limited to 15% of the loan portfolio.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Fair Value

The company does not record its loans at fair value on a recurring basis as it is the intention of the company to hold loans until maturity. As substantially all loans are written without a prepayment penalty provision, the recorded amount of the performing loan (i.e., the loan balance) is deemed to approximate fair value as is the loan balance of loans designated impaired for which a specific reserve has not been recorded (i.e., the loan is well collateralized such that collection of the amount owed is assured, including forgone interest, if any).

Loans designated impaired (i.e., that are collateral dependent) are measured at fair value on a non-recurring basis. No assets or liabilities were measured at fair value on a non-recurring basis at and for the periods ended June 30, 2018 or December 31, 2017.

Secured loans, performing (i.e. not designated as impaired) (Level 2) - Each loan is reviewed quarterly for its delinquency, LTV adjusted for the most recent valuation of the underlying collateral, remaining term to maturity, borrower’s payment history and other factors. Also considered is the limited resale market for the loans. Most companies or individuals making similar loans as the company intend to hold the loans until maturity as the average contractual term of the loans (and the historical experience of the time the loan is outstanding due to pre-payments) is shorter than conventional mortgages. As there are no prepayment penalties to be collected, loan buyers may be hesitant to risk paying above par. Due to these factors, sales of the loans are infrequent, and an active market does not exist. The recorded amount of the performing loans (i.e. the loan balance) is deemed to approximate the fair value, although the intrinsic value of the loans, if held to maturity, would reflect a premium due to the interest to be received being at a rate favorable to conventional mortgage rates.

Secured loans, designated impaired (Level 2) - Secured loans designated impaired are deemed collateral dependent, and the fair value of the loan is the lesser of the fair value of the collateral or the enforceable amount owing under the note. The fair value of the collateral is determined by exercise of judgment based on management’s experience informed by appraisals (by licensed appraisers), brokers’ opinion of values and publicly available information on in-market transactions (Level 2 inputs).

The following methods and assumptions are used to determine the fair value of the collateral securing a loan.

Single family – Management’s preferred method for determining the fair market value of its single-family residential assets is the sale comparison method. Management primarily obtains sale comps via its subscription to the RealQuest service, but also uses free online services such as Zillow.com and other available resources to supplement this data. Sale comps are reviewed for similarity to the subject property, examining features such as proximity to subject, number of bedrooms and bathrooms, square footage, sale date, condition and year built.

If applicable sale comps are not available or deemed unreliable, management will seek additional information in the form of brokers’ opinions of value or appraisals.

Multi-family residential – Management’s preferred method for determining the aggregate retail value of its multifamily units is the sale comparison method. Sale comps are reviewed for similarity to the subject property, examining features such as proximity to subject, rental income, number of units, composition of units by the number of bedrooms and bathrooms, square footage, condition, amenities and year built.

Management’s secondary method for valuing its multifamily assets as income-producing rental operations is the direct capitalization method.  In order to determine market cap rates for properties of the same class and location as the subject, management refers to published data from reliable third-party sources such as the CBRE Cap Rate Survey. Management applies the appropriate cap rate to the subject’s most recent available annual net operating income to determine the property’s value as an income-producing project. When adequate sale comps are not available or reliable net operating income information is not available or the project is under development or is under-performing to market, management will seek additional information and analysis to determine the cost to improve and the intrinsic fair value and/or management will seek additional information in the form of brokers’ opinion of value or appraisals.

Commercial buildings – Where commercial rental income information is available, management’s preferred method for determining the fair value of its commercial real estate assets is the direct capitalization method. In order to determine market cap rates for properties of the same class and location as the subject, management refers to reputable third-party sources such as the CBRE Cap Rate Survey. Management then applies the appropriate cap rate to the subject’s most recent available annual net operating income to determine the property’s value as an income-producing commercial rental project. When adequate sale comps are not available or reliable net operating income information is not available or the project is under development or is under-performing to market, management will seek additional information and analysis to determine the cost to improve and the intrinsic fair value and/or management will seek additional information in the form of brokers’ opinion of value or appraisals.

REDWOOD MORTGAGE INVESTORS IX, LLC

Notes to Financial Statements

June 30, 2018 (unaudited)

Management supplements the direct capitalization method with additional information in the form of a sale comparison analysis (where adequate sale comps are available), brokers’ opinion of value, or appraisal.

Commercial land – Commercial land has many variations/uses, thus requiring management to employ a variety of methods depending upon the unique characteristics of the subject land. Management may rely on information in the form of a sale comparison analysis (where adequate sale comps are available), brokers’ opinion of value, or appraisal.

NOTE 5 – COMMITMENTS AND CONTINGENCIES, OTHER THAN LOAN COMMITMENTS

Commitments

The company had two contractual obligations as of June 30, 2018:

•

To reimburse RMC for O&O expenses at 4.5% of gross proceeds of future unit sales. As of June 30, 2018, RMC had incurred $3,407,471 of cumulative O&O expenses in excess of the 4.5% cap, and which may be reimbursed to RMC from proceeds of future unit sales; and,

•	Redemptions of members' capital scheduled of $929,284 , to be paid between 2018 and 2021.

Scheduled redemptions as of June 30, 2018 are presented in the following table.

2018	$902,119
2019	12,000
2020	12,000
2021	3,165
Total	$929,284

Legal proceedings

In the normal course of its business, the company may become involved in legal proceedings (such as assignment of rents, bankruptcy proceedings, appointment of receivers, unlawful detainers, judicial foreclosure, etc.) to collect the debt owed under the promissory notes, to enforce the provisions of the deeds of trust, to protect its interest in the real property subject to the deeds of trust and to resolve disputes with borrowers, lenders, lien holders and mechanics. None of these actions, in and of themselves, typically would be of any material financial impact to the net income or balance sheet of the company. As of the date hereof, the company is not involved in any legal proceedings other than those that would be considered part of the normal course of business.

NOTE 6 – SUBSEQUENT EVENTS

None.

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited financial statements and notes thereto, which are included in Item 1 of this report on Form 10-Q, as well as the audited financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (or SEC). The results of operations for the three and six months ended June 30, 2018 are not necessarily indicative of the operations results to be expected for the full year.

Forward-Looking Statements

Certain statements in this Report on Form 10-Q which are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the company’s expectations, hopes, intentions, beliefs and strategies regarding the future. Forward-looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods or by use of forward-looking terminology, such as “may,” “will,” “believe,” “expect,” “anticipate,” “continue,” “possible” or similar terms or variations on those terms or the negative of those terms. Forward-looking statements include statements regarding trends in the California real estate market; future interest rates and economic conditions and their effect on the company and its assets; estimates as to the allowance for loan losses; forecasts of future sales and redemptions of units, forecasts of future funding of loans; loan payoffs and the possibility of future loan sales (and the gain thereon, net of expenses) to third parties, if any; forecasts of future financial support by the manager including the eventual elimination of financial support; future fluctuations in the net distribution rate; and beliefs relating to how the company will be affected by current economic conditions and trends in the financial and credit markets. Actual results may be materially different from what is projected by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the following:

•	changes in economic conditions, interest rates, and/or changes in California real estate markets;
•	the impact of competition and competitive pricing for mortgage loans;
•	the ability to grow our mortgage lending business in line with future unit sales;
•	the manager’s ability to make and arrange for loans that fit our investment criteria;
•	whether we will have any loan sales to unaffiliated third parties, and, if we do,the gain, net of expenses, and the volume/timing of loan sales to unaffiliated third parties;
•	the timing and dollar amount of the decreasing financial support from the manager and the corresponding impact on the net distribution rate to members;
•	the concentration of credit risks to which we are exposed;
•	increases in payment delinquencies and defaults on our mortgage loans; and
•	changes in government regulation and legislative actions affecting our business.

All forward-looking statements and reasons why results may differ included in this Form 10-Q are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

Overview

Redwood Mortgage Investors IX, LLC (we, RMI IX or the company) is a Delaware limited liability company formed in October 2008 to engage in business as a mortgage lender and investor by making and holding-for-investment loans secured by California real estate, primarily through first and second deeds of trust. The company is externally managed. Redwood Mortgage Corp. (RMC, the manager or management) is the manager of the company.

See Note 1 (Organization and General) to the financial statements included in Part I, Item 1 of this report on Form 10-Q for additional detail on the organization and operations of RMI IX which detail is incorporated by this reference into this Item 2. For a detailed presentation of the company activities for which related parties are compensated and related transactions, including the formation loan to RMC, See Note 1 (Organization and General) and Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report, which presentation is incorporated by this reference into this Item 2.

Since commencement of operations in 2009, the manager, at its sole discretion, provided significant financial support to the company which affected the net income, cash available for distribution, and the net-distribution rate, including:

•	charging less than the maximum allowable fees under the Ninth Amended and Restated Limited Liability Company Operating Agreement of RMI IX (the “Operating Agreement”);
•	not requesting reimbursement of qualifying costs attributable to the company (“Costs from RMC”) on the Statements of Income); and/or,
•	absorbing most of the company’s direct expenses, such as professional fees.

Such fee and cost-reimbursement waivers and the absorbing of the company’s expenses by RMC were not made for the purpose of providing the company with sufficient funds to satisfy any required level of distributions, as the company has no such required level of distributions, nor to meet withdrawal requests. Any decision to waive fees and/or cost-reimbursements and/or to absorb direct expenses, and the amount (if any) to be waived or absorbed, is made by RMC in its sole discretion. This assistance has increased our financial performance and resulted in an annual 6.5% net distribution rate since our inception (6.95% before O&O expense allocation of 0.45% annually when applicable).

In March 2018, the manager communicated to the members a reduction of the net distribution rate as an annualized percentage of members’ capital from 6.5% to 6.0% for March 2018 and that effective April 1, 2018, RMC would cease absorbing any of the company’s direct expenses. Further, by the fourth quarter of 2018, RMC will have begun reducing fee waivers and/or commenced requesting reimbursement of qualifying costs attributable to the company (i.e. Costs from RMC). By July 2019, we will be paying RMC, in accordance with the Operating Agreement, the fees to which it is entitled, and will be reimbursing RMC for the qualifying costs attributable to the company. As financial support from the manager decreases and eventually ceases, net distribution rates will decrease correspondingly. However, there is the possibility the expected decrease in the net distribution rate could be partially offset by increased revenue from higher interest rates on loans and/or from other potential sources of revenue, such as gains, net of expenses, on loan sales to unaffiliated third parties; however as discussed below, if future market conditions and the characteristics of the company’s loan portfolio do not materially deviate from market conditions during the period ended June 30, 2018, the company does not believe any such actions will materially offset any decrease in net distribution rates.

We believe the dollar amount of increased revenues, if any, from higher interest rates and from net gains on loan sales is not expected to have a significant impact on our net income in the remainder of 2018 or beyond. The United States has experienced historically low interest rates for ten years following the 2007/2008 financial crisis and the subsequent Great Recession. Interest rate actions by the Federal Reserve Bank during the past 18 months raised yields on short-term interest rate, however, the yield on the U.S. Treasury 10-year note is lower than when RMI IX commenced operations in 2009. Also, there is significant competition among lenders for loans with low loan-to-value ratios secured by California real estate in the markets in which RMC lends. The competition has, in general, held interest rates steady to date on loans funded.

On June 27, 2018 the company closed on the sale of loans comprising approximately 20% of the loan portfolio to an unaffiliated bank (the “Acquiror”) pursuant to an Asset Sale Agreement dated June 27, 2018 (the “Asset Sale Agreement’). The Asset Sale Agreement contains customary representations, warranties, and covenants. The loans sold represented principal of $14,065,638 and interest owing of $82,027. The mortgage servicing rights were released to the Acquiror. The loans sold are secured by property located in the California counties of San Mateo, Sacramento, Contra Costa, San Bernardino, Alameda, Orange, San Francisco, Santa Clara, Sonoma, and San Joaquin. The loan sale transaction was arranged by a third-party, unaffiliated national firm engaged by RMC. Proceeds from the loan sales was $14,163,158, net of transaction costs of $70,148. The transaction generated an immaterial gain (net of expenses) for the reasons set forth below.

When RMC began negotiating the sale of the loans, pending (and future) loan applications meeting the investment criteria of the company exceeded the capital available to lend at closing. As this transaction occurred at quarter end, the loans to be funded in the place of the loans sold will be funded in the third quarter of 2018 from applications in the loan pipeline. Notwithstanding potential loan sales, we will attempt, although we cannot guarantee, to be fully invested in loans in the future.

Most companies or individuals making similar loans as the company intend to hold the loans until maturity as the average contractual term of the loans (and the historical experience of the time the loan is outstanding due to pre-payments) is shorter than conventional mortgages. Because there are no prepayment penalties to be collected on the company’s loans, loan buyers may be hesitant to risk paying above par. Due to these factors, sales of the loans are infrequent, and an active market does not exist. There are currently no planned future loan sales transactions, although similar transactions may be considered at a later date.

Fees and cost reimbursements to RMC by us under the Operating Agreement in addition to fees collected by RMC at loan origination by borrowers are sources of funds that enable RMC to retain staff and management, repay the formation loan which was the source of funds to pay commissions to broker-dealers for raising our capital, to pay unreimbursed O&O expenses, and to have RMC’s cash flow exceed the carrying value of its intangible assets.

Ongoing public offering of units/ SEC Registrations

In June, 2016, the company’s Registration Statement on Form S-11 filed with the SEC (SEC File No. 333-208315) to offer up to 120,000,000 units ($120,000,000) to the public and 20,000,000 units ($20,000,000) to its members pursuant to the DRIP became effective and continues for up to three (3) years thereafter. As of June 30, 2018, we had sold approximately 81,034,000 units – 39,407,000 units under our previous registration statements and 41,627,000 units under our current registration which is effective as of June 2016. Correspondingly, gross proceeds from unit sales at $1 per unit (including units issued under our distribution reinvestment plan) were approximately $39,407,000 and $41,627,000, respectively.

Our registration statement expires June 6, 2019, and unit sales will cease, unless extended by the filing of another follow-on registration statement prior to June 3, 2019.

The units have been registered pursuant to Section 12(g) of the Exchange Act of 1934 (or the Exchange Act). Such registration of the units, along with the satisfaction of certain other requirements under ERISA, enables the units to qualify as “publicly-offered securities” for purposes of ERISA and regulations issued thereunder. By satisfying those requirements, the underlying assets of the company should not be considered assets of a “benefit plan investor” (as defined under ERISA) by virtue of the investment by such benefit plan investor in the units.

The following summarizes the proceeds from sales of units, from inception (October, 2009) through June 30, 2018.

Proceeds
From investors - admitted	$73,284,352
From members under our DRIP	7,420,354
From premiums paid by RMC(1)	328,899
Total proceeds from unit sales	$81,033,605
(1)

If a member acquired units through an unsolicited sale (i.e. without broker/dealer) the member’s capital account is credited with their capital contribution plus a premium paid by RMC equal to the amount of the sales commissions that otherwise would have been paid to a broker-dealer by RMC. This premium is reported in the year paid as taxable income to the member.

The proceeds from the sales of the units will not be segregated but will be commingled with the company’s cash. The ongoing sources of funds for loans are the proceeds from:

•	sale of members’ units (net of reimbursement to RMC of O&O expenses), including units sold by reinvestment of distributions;
•	loan payoffs;
•	borrowers’ monthly principal and interest payments;
•	loan sales; and,
•	a line of credit, if obtained.

Cash generated from loan payoffs and borrower payments of principal and interest is used for operating expenses, reimbursements to RMC of O&O expenses, and unit redemptions. The cash flow, if any, in excess of these uses is reinvested in new loans.

Critical Accounting Policies

See Note 2 (Summary of Significant Accounting Policies) to the financial statements included in Part I, Item 1 of this report on Form 10-Q for a detailed presentation of critical accounting policies, which presentation is incorporated by this reference into this Item 2.

Results of Operations

General economic conditions – California

All of our mortgage loans are secured by California real estate. Our secured-loan investment activity and the value of the real estate securing our loans is significantly dependent on economic activity and employment conditions in the state. Wells Fargo’s Economics Group periodically provides timely, relevant information and analysis in its commentary and reports regarding California’s employment and economic conditions. Highlights from a recently issued report from Wells Fargo Securities Economic Group is presented below.

In the publication “California Gets a Jump on 2018” dated March 9, 2018:

“Nonfarm employment fell for the second month in a row in California, as employers cut a net 7,300 jobs during March. The drop follows a 5,200-job decline in February. Despite the declines, employment remains up solidly on a year-to-year basis, climbing 2.1 percent and posting a net gain of 345,200 jobs. California’s unemployment rate was unchanged in March at 4.3 percent, which matches its modern era low. The number of employed Californians has increased 1.5 percent over the past year, or more than three times faster than the labor force has risen. The number of unemployed has fallen 17.1 percent over the past year.”

“The recent pullback in nonfarm employment may simply be statistical noise. The monthly data can bounce around quite a bit, and the October to January period averaged close to 50,000 net new jobs per month. Taking the past six months together, the monthly average gain is now 30,400 jobs, which is more in line with the year-to-year trend. Most major industry categories posted declines during March, led by other services, retail trade, financial activities and management of companies. The softness in these four sectors may be more problematic than the slowing of the overall data. The most common occupations in the other services category are car detailers, automotive technicians, hair stylists, manicurists and parking lot attendants–most of which, with the exception of automotive technicians, are relatively low paid jobs that earn less than $25,000 a year. Workers in these fields are increasingly leaving the state as it has become exceptionally difficult for them to afford to live in California. The tighter labor market may also be opening the door for workers in lower-paying occupations to land jobs in higher paying fields. Workers in lower-paying occupations in retail trade and financial services are also increasingly being priced out of the state, while the drop in jobs in management of companies, which has fallen in 8 of the past 12 months and is down 0.4 percent year-to-year, likely reflects the relocation of corporate offices and headquarters to other states. Even companies that are staying in California are increasingly moving administrative functions to lower cost areas in Arizona, Nevada, Utah, Texas and the Southeast.”

“California’s education & health services sector has supplied some of the strongest year-over-year payroll growth in the state at 3.3 percent, second only to the much smaller construction industry. The 88,000 jobs added in education and health care account for one quarter of the jobs added in California during the past year, with most of the gain coming in health care and social assistance.”

“Health care is an important driver of the California economy according to the recently-released Occupational Employment Statistics, which provides annual detail on payrolls and average earnings for occupations within major industries. According to the report, the healthcare and social assistance sector is the largest in the state and employs nearly 2.4 million workers with an average annual wage of $57,260. Over half of those jobs can be found in just two major occupation categories that are at opposite ends of the wage spectrum. Healthcare practitioners and technical occupations is at the top end of the wage spectrum, with its 668,730 workers earning an average annual wage of $99,090. …”

“Educational services is the fourth largest aggregate employer in the state with 1,473,180 in total employment and an average wage of $62,950. Within that broad category, education, training and library services accounted for just under two-thirds of jobs in 2017. While the average annual wage for the sector is $66,090, the distribution of wages within the category varies considerably. Elementary school teachers are the largest subsector in the category, which numbered 156,320 in the state, and earned an above average wage of $78,010. Postsecondary teachers fell at the high- end of the wage spectrum, earning the highest average annual earnings of the sector at $93,757. Indeed, the 27 highest paying teaching occupations in education services are all at colleges and universities, led by health specialties instructors, who earn over $158,000 per year. Teacher assistant, however, is the second largest occupation in the education services category, employing 140,540 workers, yet earned $35,020 on average.”

In addition to the Wells Fargo article above, several articles have been published recently regarding California’s economic recovery since the “great recession,” excerpts from one such article posted on the LA Times website by Associated Press, May 4, 2018, 1:50pm “California is now the world's fifth-largest economy, surpassing United Kingdom” reads as follows:

“California's economy has surpassed that of the United Kingdom to become the world's fifth largest, according to new federal data made public Friday.

California's gross domestic product rose by $127 billion from 2016 to 2017, surpassing $2.7 trillion, the data said. Meanwhile, the U.K.'s economic output slightly shrank over that time when measured in U.S. dollars, due in part to exchange rate fluctuations.

The data demonstrate the sheer immensity of California's economy, home to nearly 40 million people, a thriving technology sector in Silicon Valley, the world's entertainment capital in Hollywood and the nation's salad bowl in the Central Valley agricultural heartland. It also reflects a substantial turnaround since the Great Recession.

All economic sectors except agriculture contributed to California's higher GDP, said Irena Asmundson, chief economist at the California Department of Finance. Financial services and real estate led the pack at $26 billion in growth, followed by the information sector, which includes many technology companies, at $20 billion. Manufacturing was up $10 billion.

California last had the world's fifth largest economy in 2002 but fell as low as 10th in 2012 following the Great Recession. Since then, the most populous U.S. state has added 2 million jobs and grown its GDP by $700 billion.

California's economic output is now surpassed only by the total GDP of the United States, China, Japan and Germany. The state has 12% of the U.S. population but contributed 16% of the country's job growth between 2012 and 2017. Its share of the national economy also grew to 14.2% from 12.8% over that five-year period, according to state economists.

California's strong economic performance relative to other industrialized economies is driven by worker productivity, said Lee Ohanian, an economics professor at UCLA and director of the university's Ettinger Family Program in Macroeconomic Research. The United Kingdom has 25 million more people than California but now has a smaller GDP, he said.

California's economic juggernaut is concentrated in coastal metropolises around San Francisco, San Jose, Los Angeles and San Diego.”

Key Performance Indicators

The table below shows key performance indicators at and for the six months ended June 30.

	2018	2017
Secured loans – end of period balance	$53,538,730	$46,490,743
Secured loans – average daily balance	$59,332,000	$42,040,000

Interest on loans, gross	$2,496,900	$1,776,244
Portfolio interest rate(1)	8.4%	8.5%
Effective yield rate(2)	8.4%	8.5%

Amortization of loan administrative fees, net(7)	$3,254	$—
Percent of average daily balance(2)	0.0%	0.0%

Interest on loans, net	$2,493,647	$1,776,244
Percent of average daily balance(2)	8.4%	8.5%

Provision for loan losses	$—	$—
Percent of average daily balance(2)	0.0%	0.0%

Total operations expense(7)	$171,273	$57,657

Net Income(7)	$2,346,862	$1,726,414
Percent of average members’ capital(3)(4)	6.6%	7.0%

Member Distributions, net	$2,178,920	$1,595,811
Percent of average members’ capital(3)(4)(5)	6.1%	6.5%

Members’ capital, gross – end of period balance	$76,346,119	$54,391,904
Members’ capital, gross – average daily balance	$70,621,000	$48,800,000

Member Redemptions(6)	$702,640	$453,462
(1)	Stated note interest rate, weighted daily average (annualized)
(2)	Percent of secured loans – average daily balance (annualized)
(3)	Percent of members’ capital, gross – average daily balance (annualized)
(4)	Percent based on the net income available to members (excluding 1% allocated to manager)
(5)	Members Capital Distributed is net of O&O costs allocated to members during the year
(6)	Scheduled member redemptions as of June 30, 2018 were $929,284 payable between 2018 and 2021. Scheduled member redemptions as of June 30, 2017 were $246,800, payable in 2017.

(7) See Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report for a detailed discussion on fees waived and costs absorbed by the manager, which presentation is incorporated by this reference into this Item 2

The table below shows key performance indicators at and for the three months ended June 30.

	2018	2017
Secured loans – end of period balance	$53,538,730	46,490,743
Secured loans – average daily balance	$62,866,000	44,575,000

Interest on loans, gross	$1,319,168	940,264
Portfolio interest rate(1)	8.4%	8.5%
Effective yield rate(2)	8.4%	8.4%

Amortization of loan administrative fees, net(7)	3,254	—
Percent of average daily balance(2)	0.0%	0.0%

Interest on loans, net	$1,315,915	940,264
Percent of average daily balance(2)	8.4%	8.4%

Provision for loan losses	$—	—
Percent of average daily balance(2)	0.0%	0.0%

Total operations expense(7)	$131,319	32,308

Net Income(7)	$1,204,373	909,594
Percent of average members’ capital(3)(4)	6.6%	7.0%

Member Distributions, net	$1,088,573	838,456
Percent of average members’ capital(3)(4)(5)	5.9%	6.5%

Members’ capital, gross – end of period balance	$76,346,119	54,391,904
Members’ capital, gross – average balance	$72,774,000	51,223,000

Member Redemptions(6)	$299,240	53,152
(1)	Stated note interest rate, weighted daily average (annualized)
(2)	Percent of secured loans – average daily balance (annualized)
(3)	Percent of members’ capital, gross – average daily balance (annualized)
(4)	Percent based on the net income available to members (excluding 1% allocated to manager)
(5)	Members Capital Distributed is net of O&O costs allocated to members during the year
(6)	Scheduled member redemptions as of June 30, 2018 were $929,284 payable between 2018 and 2021. Scheduled member redemptions as of June 30, 2017 were $246,800, payable in 2017.

(7) See Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report for a detailed discussion on fees waived and costs absorbed by the manager, which presentation is incorporated by this reference into this Item 2

Secured loans

The secured loan balance at June 30, 2018 of $53,538,730 was an increase of approximately 15.2% ($7.0 million) over 2017’s $46,490,743. The increased balance of the secured loan portfolio is due to the 1) increased balance of members’ capital which provides additional capital for funding loans, and 2) the favorable economic environment generally and to increased investment in California real estate markets specifically, both of which expands the opportunity for new loans. Due to the sale of approximately $14.1 million on June 27, 2018, the average daily balance of secured loans (three months ended) was approximately $9.3 million higher than the end of period secured loan. As this transaction occurred at quarter end, the loans to be funded in the place of the loans sold will be funded in the third quarter of 2018 from applications in the loan pipeline. Secured loans as a percent of member’s capital (based on average balances) was 86.4% and 87.0% for three months ended June 30, 2018 and 2017, respectively.

Loans generally are funded at a fixed interest rate with a loan term of up to five years. Loans acquired are generally done so within the first six months of origination, and purchased at the current par value, which approximates fair value. As of June 30, 2018, 77 of the company’s 84 loans (representing 97% of the aggregate principal of the company’s loan portfolio) had a loan term of five years or less from loan inception. The remaining loans had terms longer than five years. Substantially all loans are written without a prepayment-penalty provision. As of June 30, 2018, 60 loans outstanding (representing 65% of the aggregate principal balance of the company’s loan portfolio) provide for monthly payments of principal and interest, typically calculated on a 30-year amortization, with the remaining principal balance due at maturity. The remaining loans provide for monthly payments of interest only, with principal due in full at maturity.

We have sought to exercise strong discipline in underwriting loan applications and lending against collateral at amounts that create a mortgage portfolio that has substantial protective equity (i.e., safety margins to outstanding debt) as indicated by the overall conservative weighted average loan-to-value ratio (LTV) which at June 30, 2018 was approximately 52.8%. Thus, per the appraisal-based valuations at the time of loan inception, borrowers have, in the aggregate, equity of 47.2% in the property, and we as lenders have lent in the aggregate 52.8% (including other senior liens on the property) against the properties we hold as collateral for the repayment of our loans.

On June 27, 2018 the company closed on the sale of loans comprising principal of $14,065,638 and interest owing of $82,027. The mortgage servicing rights were released to the Acquiror. Proceeds for the sale of loans was $14,163,158 net of transaction costs of $70,148. The transaction generated an immaterial gain (net of expenses).

See Note 4 (Loans) to the financial statements included in Part I, Item 1 of this report for detailed presentations on the secured loan portfolio and on the allowance for loan losses, which presentations are incorporated by this reference into this Item 2.

Performance overview

Revenue from the interest on loans, net for the six months ended June 30, 2018 increased by approximately $717,000, over the same period in 2017, due to the increased average loan balance of the secured loan portfolio. Operations expense for the six months ended June 30, 2018 increased by approximately $114,000, over the same period in 2017 due primarily to the termination of financial support from RMC for our direct operating expenses (e.g. professional services and other direct operating expenses) beginning April 1, 2018, and an increase in mortgage servicing fees due to an increased loan portfolio.

For the three months ended June 30, 2018, RMC ceased absorbing our direct expenses for professional services (legal and audit/tax-compliance) and other operating expenses (postage, printing etc.) resulting in an annual net distribution rate of 5.935%. During the three months ended June 30, 2017, RMC, in its sole discretion, provided financial support in the amounts of $110,988 and $8,645 for professional services and other direct operating expenses, respectively.

RMC support that was provided to us totaled approximately $426,000 and $426,000 for the three months ended and $1,054,000 and $807,000 for the six months ended June 30, 2018 and 2017, respectively. However, this support is being reduced and RMC has stated that all support will ultimately cease by July 2019, as discussed below. See Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item I of this report for a detailed discussion on fees waived and costs absorbed by the manager, which presentation is incorporated by this reference into this Item 2.

Analysis and Discussion of income from operations 2018 v. 2017 (six months ended)

Significant changes to revenue and expenses during the six months ended June 30, 2018 and 2017 are summarized in the following table.

	Interest on loans, net	Provision For Loan Losses	Operations Expense	Net Income
For the six months ended
June 30, 2018	$2,493,647	—	171,273	2,346,862
June 30, 2017	1,776,244	—	57,657	1,726,414
Change	$717,403	—	113,616	620,448

Change
Loan balance increase	$725,958	—	22,710	703,248
Loan portfolio effective yield rate	(8,555)	—	—	(8,555)
Gain on sale, loans	—	—	—	14,246
Late fees	—	—	—	2,415
Capital balance increase	—	—	200,019	(200,019)
RMC fees/costs waived	—	—	(200,019)	200,019
Expenses absorbed by RMC	—	—	83,278	(83,278)
Expense Reductions	—	—	(1,041)	1,041
Other	—	—	8,669	(8,669)
Change	$717,403	—	113,616	620,448

The table above displays only significant changes to net income for the period, and is not intended to cross foot.

See Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report for a detailed discussion on fees waived and costs absorbed by the manager, which presentation is incorporated by this reference into this Item 2. See “Performance Overview” for a discussion of RMC’s plans to reduce and eventually eliminate fee waivers and cost absorptions.

Interest on Loans, net

Interest on loans increased by $717,403 due to growth of the secured loan portfolio. The portfolio has strong payment history with 2 loans (representing 1.1% of the aggregate principal balance of the company’s loan portfolio) currently designated as impaired. The Secured loans – average daily balance at June 30, 2018 increased approximately $17.3 million, or approximately 41.1% over the average daily balance at June 30, 2017.

Provision for loan losses

At June 30, 2018 and 2017, the company had not recorded an allowance for loan losses as all loans had protective equity such that at June 30, 2018 and 2017, collection was deemed probable.

Total Principal amounts past due more than 90 days at June 30, 2018 and 2017 were $567,210 and $1,074,838 (representing 1.1% and 2.3% of the aggregate principal balance of the company’s loan portfolio), respectively.

Operations expense

Operations expense as a percent of interest on loans, net was approximately 6.9% and 3.2% for the six months ended June 30, 2018 and 2017, respectively. The increase in operations expense was due primarily to RMC ceasing to absorb our direct operating expenses (e.g. professional service expense and other direct operating expenses), beginning April 1, 2018, and an increase in mortgage servicing fees due to an increase average daily balance in the secured loan portfolio.

As discussed above, beginning in April 2018, RMC ceased absorbing our direct expenses, and intends, by the fourth quarter of 2018, to begin reducing fee waivers and commence collecting reimbursable expenses so that by July 2019 we will be paying RMC the fees it is entitled to under the Operating Agreement and reimbursing RMC for expenses attributed to us.

Significant changes to Operations expense during the six months ended June 30, 2018 and 2017, are summarized in the following table.

	Mortgage Servicing Fees	Asset Management Fees, net	Costs From RMC, net	Professional Services, net	Other	Total
For the six months ended
June 30, 2018	$73,878	—	—	88,898	8,497	171,273
June 30, 2017	51,168	—	—	2,364	4,125	57,657
Change	$22,710	—	—	86,534	4,372	113,616

Change
Loan balance increase	$22,710	—	—	—	—	22,710
Capital balance increase	—	56,358	143,661	—	—	200,019
RMC fees/costs waived	—	(56,358)	(143,661)	—	—	(200,019)
Expenses absorbed by RMC	—	—	—	87,575	(4,297)	83,278
Expense Reductions	—	—	—	(1,041)	—	(1,041)
Other	—	—	—	—	8,669	8,669
Change	22,710	—	—	86,534	4,372	113,616

See Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report for a detailed discussion on fees waived and costs absorbed by the manager, which presentation is incorporated by this reference into this Item 2. See “Performance Overview” for a discussion of RMC’s plans to reduce and eventually eliminate fee waivers and cost absorptions.

•Mortgage Servicing fees

The increase in mortgage servicing fees of $22,710 was consistent with the increase in the average daily secured loan portfolio to $59,332,000, noted above in Key Performance Indicators, at the annual rate of 0.25%

•Asset management fee

The total amount of asset management fees chargeable were $209,910 and $153,552 for the six months ended June 30, 2018 and 2017, respectively. Of the total amount chargeable, RMC, at its sole discretion, waived all asset management fees for the six months ended June 30, 2018 and 2017, respectively.

•Costs through RMC

Cost incurred by RMC, for which reimbursement could have been requested were $362,007 and $218,346 for the six months ended June 30, 2018 and 2017, respectively. RMC, at its sole discretion, waived all reimbursements for the six months ended June 30, 2018 and 2017, respectively.

•Professional Services

Professional services consist primarily of legal, audit and tax-compliance expenses. Professional service expense incurred during the six months ended June 30, 2018 and 2017 was $232,050 and $233,091, respectively. The decrease in professional service expense incurred of $1,041 was offset by a RMC ceasing to absorb our direct operating expenses beginning April 1, 2018. During the six months ended June 30, 2018 and 2017, RMC, in its sole discretion, reimbursed $143,152 and $230,727 of professional services, respectively.

Analysis and discussion of income from operations 2018 v. 2017 (three months ended)

Significant changes to revenue and expenses during three months ended June 30, 2018 and 2017 are summarized in the following table.

	Interest on loans, net	Provision For Loan Losses	Operations Expense	Net Income
For the three months ended
June 30, 2018	$1,315,915	—	131,319	1,204,373
June 30, 2017	940,264	—	32,308	909,594
Change	$375,651	—	99,011	294,779

Change
Loan balance increase	$375,651	—	11,836	363,815
Gain on sale, loans	—	—	—	14,246
Late fees	—	—	—	3,893
Capital balance increase	—	—	62,407	(62,407)
RMC fees/costs waived	—	—	(62,407)	62,407
Expenses absorbed by RMC	—	—	119,633	(119,633)
Expense Reductions	—	—	(32,458)	32,458
Change	$375,651	—	99,011	294,779

The table above displays only significant changes to net income for the period, and is not intended to cross foot.

See Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report for a detailed discussion on fees waived and costs absorbed by the manager, which presentation is incorporated by this reference into this Item 2. See “Performance Overview” for a discussion of RMC’s plans to reduce and eventually eliminate fee waivers and cost absorptions.

Interest on loans, net

Interest on loans increased by $375,651 due to growth of the secured loan portfolio. The portfolio has a strong payment history, with two loans (representing 1.1% of the aggregate principal balance of the company loan portfolio) currently designated as impaired. The Secured loans – average daily balance at June 30, 2018 increased approximately $18.3 million, or approximately 41.0%, over the average daily balance at June 30, 2017.

Provision for loan losses

At June 30, 2018 and 2017, the company had not recorded an allowance for loan losses as all loans had protective equity such that at June 30, 2018 and 2017, collection was deemed probable for amounts owing.

Total principal amounts past due more than 90 days at June 30, 2018 and 2017 were $567,210 and $1,074,838 (representing 1.1% and 2.3% of the aggregate principal balance of the company’s loan portfolio), respectively.

Operations expense

Operations expense as a percent of interest on loans, net was approximately 10.0% and 3.4% for the three months ended June 30, 2018 and 2017, respectively. The increase in operations expense was due primarily to RMC ceasing to absorb our direct operating expenses (e.g. professional services and other direct operating expense), beginning April 1, 2018, and an increase in mortgage servicing fees due to an increase average daily balance in the secured loan portfolio.

As discussed above, beginning April 1, 2018, RMC no longer provides financial support by absorbing our direct expenses, and intends, by the fourth quarter of 2018, to begin reducing fee waivers and commence collecting reimbursable expenses so that by July 2019 we will be paying RMC the fees and cost reimbursements  it is entitled to under the Operating Agreement and reimbursing RMC for expenses attributed to us.

Significant changes to operations expense during the three months ended June 30, 2018 and 2017, are summarized in the following table.

	Mortgage Servicing Fees	Asset Management Fees, net	Costs From RMC, net	Professional Services, net	Other	Total
For the three months ended
June 30, 2018	$38,694	—	—	84,213	8,412	131,319
June 30, 2017	26,858	—	—	2,364	3,086	32,308
Change	$11,836	—	—	81,849	5,326	99,011

Change
Loan balance increase	$11,836	—	—	—	—	11,836
Capital balance increase	—	5,290	57,117	—	—	62,407
RMC fees/costs waived	—	(5,290)	(57,117)	—	—	(62,407)
Expenses absorbed by RMC	—	—	—	110,988	8,645	119,633
Expense Reductions	—	—	—	(29,139)	(3,319)	(32,458)
Change	11,836	—	—	81,849	5,326	99,011

See Note 3 (Manager and Other Related Parties) to the financial statements included in Part I, Item 1 of this report for a detailed discussion on fees waived and costs absorbed by the manager, which presentation is incorporated by this reference into this Item 2. See “Performance Overview” for a discussion of RMC’s plans to reduce and eventually eliminate fee waivers and cost absorptions.

•Mortgage servicing fees

The increase in mortgage servicing fees of $11,836 was consistent with the increase in the average daily secured loan portfolio to $62,866,000, noted above in Key Performance Indicators, at the annual rate of 0.25%.

•Asset management fees

The total amount of asset management fees chargeable were $82,066 and $76,776 for the three months ended June 30, 2018 and 2017, respectively. Of the total amount chargeable, RMC, at its sole discretion, waived all asset management fees for the three months ended June 30, 2018 and 2017, respectively.

•Costs through RMC

Costs incurred by RMC, for which reimbursement could have been requested were $177,858 and $120,741 for the three months ended June 30, 2018 and 2017, respectively. RMC, at its sole discretion, waived all reimbursements for the three months ended June 30, 2018 and 2017, respectively.

•Professional services

Professional services consist primarily of legal, audit and tax-compliance expenses. Professional services incurred during the three months ended June 30, 2018 and 2017 declined to $84,213 from $113,352, respectively, due to the timing of services provided and increased efficiency in the reporting process.  The decrease in professional services incurred of $29,139 was offset by RMC ceasing to absorb our direct operating expenses beginning April 1, 2018. During the three months ended June 30, 2017, RMC, in its sole discretion, reimbursed $110,998 of professional service expenses.

Members' capital, cash flows and liquidity

Cash flows by business activity are presented in the following table for the three and six months ended June 30.

	For the three months ended		For the six months ended
	2018	2017	2018	2017
Members’ capital
Contributions by members, net	$3,101,230	$5,666,527	$7,449,992	$10,209,440
Organization and offering costs, net	(269,560)	(201,094)	(401,060)	(367,850)
Formation loan, net	(211,727)	(404,368)	(569,521)	(720,319)
Distributions and redemptions, net	(837,021)	(428,863)	(1,732,490)	(1,163,813)
Cash – members’ capital, net	1,782,922	4,632,202	4,746,921	7,957,458
Loan principal/advances/interest
Principal collected	$6,855,023	$6,882,268	$19,594,640	$12,118,788
Loans sold to non-affiliate, net	14,163,158	—	14,163,158	—
Loans sold to affiliates	—	999,995	—	999,995
Interest received, net	1,224,758	884,161	2,388,949	1,730,943
Other loan income	4,483	1,688	9,344	7,877
Loan funding & advances, net	(16,593,435)	(10,878,215)	(26,542,583)	(19,495,089)
Loans acquired from affiliates	—	—	(5,889,819)	—
Cash – loans, net	5,653,987	(2,110,103)	3,723,689	(4,637,486)

Operations expense	(163,236)	(27,638)	(165,839)	(52,114)

Net change in cash	$7,273,673	$2,494,461	$8,304,771	$3,267,858

The table below shows the breakout of distributions for the six months ended June 30, 2018 and 2017.

	2018	2017
DRIP	$1,187,760	$885,459
Cash	991,160	710,352
Total	$2,178,920	$1,595,811
Percent of members’ capital, electing cash distribution	45%	45%

The table below shows the company’s unit redemptions for the three and six months ended June 30, 2018 and 2017.

	Three months ended		Six months ended
	2018	2017	2018	2017
Capital redemptions-without penalty	$259,817	$29,500	$575,867	$407,788
Capital redemptions-subject to penalty	39,423	23,652	126,773	45,674
Total	$299,240	$53,152	$702,640	$453,462

Scheduled redemptions at June 30, 2018 were $929,284, to be paid between 2018 and 2021.

The ongoing sources of funds for loans are the proceeds from:

•	sale of members’ units (net of reimbursement to RMC of O&O expenses), including units sold by reinvestment of distributions;
•	loan payoffs;
•	borrowers’ monthly principal and interest payments;
•	loan sales; and,
•	a line of credit, if obtained.

The company’s loans generally have shorter maturity terms than typical mortgages. As a result, constraints on the ability of our borrowers to refinance their loans at maturity possibly would have a negative impact on their ability to repay their loans. In the event a borrower is unable to repay at maturity, the company may consider extending the term through a loan modification or foreclosing on the property. A reduction in loan repayments would reduce the company’s cash flows and restrict the company’s ability to invest in new loans and/or, if ongoing for an extended period, provide earnings distributions and redemptions of members’ capital.

Generally, within a broad range, the company’s rates on mortgage loans is not affected by market movements in interest rates. If, as expected, we continue to make and invest in fixed rate loans primarily, and interest rates were to rise, a possible result would be lower prepayments of the company’s loans. This increase in the duration of time loans are on the books may reduce overall liquidity, which itself may reduce the company’s investment into new loans at higher interest rates. Conversely, if interest rates were to decline, we could see a significant increase in borrower prepayments. If we then invest in new loans at lower rates of interest, a lower yield to members may possibly result.

Contractual obligations

The company had two contractual obligations as of June 30, 2018.

•

To reimburse RMC for O&O expenses at 4.5% of gross proceeds of future unit sales. As of June 30, 2018, RMC had incurred $3,407,471 of cumulative O&O expenses in excess of the 4.5% cap, and which may be reimbursed to RMC from proceeds of future unit sales; and,

•	Redemptions of members' capital scheduled of $929,284, to be paid between 2018 and 2021.

Scheduled redemptions as of June 30, 2018 are presented in the following table.

2018	$902,119
2019	12,000
2020	12,000
2021	3,165
Total	$929,284

See Note 3 (Manager and Other Related Parties) and Note 5 (Commitments and Contingencies, Other Than Loan Commitments) to the financial statements included in Part I, Item 1 of this report for a detailed presentation on commitments and contingencies, which presentation is incorporated by this reference into this Item 2.

At June 30, 2018, the company had no construction or rehabilitation loans outstanding.

The Company has no off-balance sheet arrangements as such arrangements are not permitted by the Operating Agreement.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not included because the company is a smaller reporting company.

Item 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The company is externally managed by RMC. The manager is solely responsible for managing the business and affairs of the company, subject to the voting rights of the members on specified matters. The manager acting alone has the power and authority to act for and bind the company. RMC provides the personnel and services necessary for us to conduct our business, as we have no employees of our own.

As a limited liability company, we do not have a board of directors, nor, therefore, do we have an audit committee of the board of directors. Thus, there is not conventional independent oversight of the company’s financial reporting process. The manager, however, provides the equivalent functions of a board of directors and of an audit committee for, among other things, the following purposes:

•	Appointment; compensation, and review and oversight of the work of our independent public accountants; and
•	establishing and maintaining internal controls over our financial reporting.

RMC, as the manager, carried out an evaluation, with the participation of RMC's President (acting as principal executive officer/principal financial officer) of the effectiveness of the design and operation of the manager's controls and procedures over financial reporting and disclosure (as defined in Rule 13a-15 of the Exchange Act) for the year ended December 31, 2017. Based upon that evaluation, RMC's principal executive officer/principal financial officer concluded that the manager's disclosure controls and procedures were effective.

Changes to Internal Control Over Financial Reporting

There have not been any changes in internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the manager’s or company’s internal control over financial reporting.

PART II – OTHER INFORMATION

ITEM 1.	Legal Proceedings

In the normal course of business, the company may become involved in various legal proceedings such as assignment of rents, bankruptcy proceedings, appointment of receivers, unlawful detainers, judicial foreclosure, etc. to enforce the provisions of the deeds of trust, collect the debt owed under the promissory notes or protect or recoup its investment from the real property secured by the deeds of trust and to resolve disputes between borrowers, lenders, lien holders and mechanics. None of these actions typically would be of any material importance.  As of June 30, 2018, the company was not involved in any legal proceedings other than those that would be considered part of the normal course of business.

ITEM 1A.	Risk Factors

There have been no material changes to the risk factors set forth in the “Risk Factors” section of the Prospectus filed with the SEC on May 1, 2018.

ITEM 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent Sales of Unregistered Securities

There were no sales of securities by the company which were not registered under the Securities Act of 1933.

Use of Proceeds from Registered Securities

On June 6, 2016, the company’s Registration Statement on Form S-11 filed with the SEC (SEC File No. 333-208315) to offer up to 120,000,000 units ($120,000,000) to the public and 20,000,000 units ($20,000,000) to its members pursuant to the DRIP became effective and is effective for up to three (3) years thereafter. The registration statement was amended on May 1, 2018. As of June 30, 2018, we had sold approximately 81,034,000 units – 39,407,000 units under our previous registration statements and 41,627,000 units under our 2016 registration statement. Correspondingly, gross proceeds from unit sales at $1 per unit (including units issued under our distribution reinvestment plan) were approximately– $39,407,000 and $41,627,000, respectively.

The current registration statement is effective for 3 years and expires June 6, 2019, and unit sales will cease, unless extended by the filing of another follow-on registration statement prior to June 3, 2019.

The units have been registered pursuant to Section 12(g) of the Exchange Act.  Such registration of the units, along with the satisfaction of certain other requirements under ERISA, enables the units to qualify as “publicly-offered securities” for purposes of ERISA and regulations issued thereunder. By satisfying those requirements, the underlying assets of the company should not be considered assets of a “benefit plan investor” (as defined under ERISA) by virtue of the investment by such benefit plan investor in the units.

The following summarizes the proceeds from sales of units from inception (October 2009) through June 30, 2018.

Proceeds
From investors - admitted	$73,284,352
From members under our DRIP	7,420,354
From premiums paid by RMC(1)	328,899
Total proceeds from unit sales	$81,033,605

(1)

If a member acquired units through an unsolicited sale, the member’s capital account is credited with their capital contribution plus a premium paid by RMC equal to the amount of the sales commissions that otherwise would have been paid to a broker-dealer by RMC.  This amount is reported in the year paid as taxable income to the member.

The proceeds from the sales of the units will not be segregated but will be commingled with the company’s cash. The ongoing sources of funds for loans are the proceeds from

•	sale of units, including units sold by reinvestment of distributions;
•	loan payoffs;
•	borrowers’ monthly principal and interest payments;
•	loan sales; and,
•	a line of credit, if obtained.

Cash generated from loan payoffs and borrower payments of principal and interest is used for operating expenses, reimbursements to RMC of O&O expenses, and unit redemptions. The cash flow, if any, in excess of these uses is reinvested in new loans.

For a description of the formation loan advances made by RMI IX to RMC from offering proceeds to pay broker dealer sales commissions, see Note 3 (Manager and other Related Parties) to the financial statements included in Part I, Item 1 of this report, which information is incorporated by reference in this Item 2.

Redemptions are made once a quarter, on the last business day of the quarter. Redemptions for the three months ended June 30, 2018 were $299,240. The unit redemption program is ongoing and available to members beginning one year after the purchase of the units.  The maximum number of units that may be redeemed in any year and the maximum amount of redemption available in any period to members are subject to certain limitations.

On June 20, 2018, RMC, the company’s manager, approved an amendment of our Operating Agreement to delete Section 7.4(c) effective June 7, 2018. The California Department of Business Oversight (the “Department”) in connection with the company’s annual renewal of its California securities registration required that Section 7.4(c) be deleted from the Operating Agreement. Section 7.4(c) required that instruments evidencing the company’s membership interests include a legend stating it is unlawful to consummate a sale or transfer of the company’s membership interests without the prior written consent of the Commissioner of Corporations of the State of California, except as permitted in the Commissioner’s rules. The company was advised by the Department that this requirement is no longer applicable.

ITEM 3.	Defaults Upon Senior Securities

Not Applicable.

ITEM 4.	Mine Safety Disclosures

Not Applicable.

ITEM 5.	Other Information

Report issued by Redwood Mortgage Corp. on the fair market value per unit at December 31, 2017 of limited liability company units in Redwood Mortgage Investors IX, LLC, is filed as exhibit 99.1 and is incorporated by reference.

ITEM 6.	Exhibits

Exhibit No.	Description of Exhibits

3.3

First Amendment to Ninth Amended and Restated Limited Liability Company Operating Agreement of Redwood Mortgage Investors IX, LLC (incorporated by reference the form 8-k filed with the SEC on June 22, 2018)

10.8	Asset Sale Agreement dated June 27, 2018

31.1	Certification of Manager pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Manager pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Report issued by Redwood Mortgage Corp. on the fair market value per unit at December 31, 2017 of limited liability company units in Redwood Mortgage Investors IX, LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

REDWOOD MORTGAGE INVESTORS IX, LLC
(Registrant)

Date: August 14, 2018	By:	Redwood Mortgage Corp., Manager

		By:	/s/ Michael R. Burwell
		Name:	Michael R. Burwell
		Title:	President, Secretary and Treasurer
(On behalf of the registrant, and in the capacity of principal financial officer)